As filed with the Securities and Exchange Commission on July 12, 2004
                                                     Registration No. 333-116199
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM S-3/A

                                Amendment No. 1

                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933


                             NETWOLVES CORPORATION
             (Exact name of registrant as specified in its charter)

            New York                                    11-2208052
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

4002 Eisenhower Boulevard                   Walter M. Groteke,
Suite 101                                   Chairman of the Board and President
Tampa, Florida  33634                       NetWolves Corporation
(813) 286-8644                              4002 Eisenhower Boulevard, Suite 101
(Address, including zip code and telephone  Tampa, Florida  33634
number, including area` code, of            (813)  286-8644
registrant's principal executive offices)   (Name address and telephone number,
                                            including area code, of agent for
                                            service)


                                   Copies to:
                         David H. Lieberman, Esq.
                         Beckman, Lieberman & Barandes, LLP
                         100 Jericho Quadrangle
                         Suite 329
                         Jericho, New York  11753
                         (516) 433-1200


     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ].

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [ x ].

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box G.

                         CALCULATION OF REGISTRATION FEE

========================================= ================= ===================== ======================== =====================
                                                              Proposed Maximum       Proposed Maximum
         Title of Each Class of             Amount to be     Offering Price Per     Aggregate Offering          Amount of
      Securities to be Registered            Registered         Security (1)               Price             Registration Fee
                                                                                            (1)                    (2)
----------------------------------------- ----------------- --------------------- ------------------------ ---------------------
Common Stock, $.0033 par value               14,148,333            $1.07                 $15,138,716             $1,918.08

----------------------------------------- ----------------- --------------------- ------------------------ ---------------------

(1)Estimated solely for purposes of calculating the registration fee pursuant to
     Rule 457 under the  Securities  Act of 1933,  as amended.  Pursuant to Rule
     457(c) under the  Securities  Act of 1933,  the proposed  maximum  offering price of each share of the Registrant's Common Stock is estimated to be the average  of the  high  and low sale  prices  of a share  as of a date  five
     business   days   before  the  filing  of  this   Registration   Statement.
     Accordingly,  the Registrant has used $1.07 as such price per share,  which is the average of the high of $1.13 and low of $1.00 reported by the Nasdaq
     Small Cap Market on May 27, 2004.
--------------------------------------------------------------------------------------------------------------------------------

                   Subject to Completion, Dated July 12, 2004


The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                               14,148,333 Shares

                             NETWOLVES CORPORATION

                                  Common Stock


     The selling shareholders are selling up to 14,148,333 shares of common stock. The shares may be offered directly, through agents on their behalf or through underwriters or dealers.

     We will bear the expenses in connection with the offering, including filing fees and our legal and accounting fees, estimated at $25,000.


     The common stock is quoted on the Nasdaq Small Cap Market under the symbol WOLV. On July 9, 2004, the last reported sales price of the common stock on the Nasdaq Small Cap Market was $1.05.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





              The date of this prospectus is ______________, 2004.

                               TABLE OF CONTENTS




RISK FACTORS.................................................................3

FORWARD-LOOKING STATEMENTS...................................................16

USE OF PROCEEDS..............................................................16

PRICE RANGE OF COMMON STOCK..................................................17

DIVIDEND POLICY..............................................................17

RECENT SALES OF UNREGISTERED SECURITIES......................................17

ABOUT NETWOLVES CORPORATION..................................................19

ADDITIONAL HISTORICAL FINANCIAL INFORMATION..................................31

SELLING SHAREHOLDERS.........................................................35

PLAN OF DISTRIBUTION.........................................................40

DESCRIPTION OF OUR SECURITIES................................................42

LEGAL MATTERS................................................................46

EXPERTS......................................................................46

WHERE YOU CAN FIND MORE INFORMATION ABOUT US.................................47



You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

As used in this prospectus, the terms "we," "us," "our," and "NetWolves" mean NetWolves Corporation, unless we specify otherwise. We are incorporated under the laws of the state of New York. Our executive offices are located at 4002 Eisenhower Boulevard, Suite 101, Tampa, Florida and our telephone number is
(813) 286-8644.

     SRM2 TM is our trademark. All other trademarks mentioned in this prospectus are the property of their respective owners.


                                  RISK FACTORS

     You should carefully consider the factors described below and other information contained in this prospectus before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please refer to "Forward-Looking Statements" on page 16.


                                 Financial Risks

We have incurred losses since inception and may never be profitable, which could result in a decline in the value of our common stock and a loss of your investment.

     For the nine months ended March 31, 2004 and the years ended June 30, 2003 and 2002, we sustained net losses of $2,659,168 , $6,410,574 and $11,630,610, respectively. We continue to sustain losses during the current fiscal year, and we cannot guarantee that we will achieve profitability in the future. We recognized net operating revenues of $18,166,290 , $21,159,459 and $738,748 for our nine months ended March 31, 2004 and the years ended June 30, 2003 and 2002, respectively. Norstan Network Services, Inc. (NNSI), which we acquired in July 2002, had revenue of approximately $15,446,000 and $20,350,000 for the nine months ended March 31, 2004 and the year ended June 30, 2003. Although this acquisition has increased our operating revenue on a consolidated basis, NNSI revenue has not been sufficient to offset expenses of our other operations. We expect to incur substantial additional expenditures in order to develop the markets and distribution channels for our Internet security solutions business, expand support functions as we increase our marketing and sales efforts, and invest in continuing research and development. At the same time, because our Internet security solutions business is relatively new, we are subject to all the general risks inherent in, and the difficulties, complications, delays and expenses typically involved in growing a business. Consequently, we expect operating losses to continue.

We may be required to use funds which we would otherwise use for growth or seek additional financing to rescind all or a portion of the private placements of our Series B and Series C Preferred Stock.

     During the period from December 2002 through April 1, 2003, we conducted a private placement of our Series B Preferred Stock, and during the period from July through early October 2003, we conducted our private placement of our Series C Preferred Stock. The gross proceeds of these private placements were $4,650,500 and $5,112,600, respectively.

The resale registration statement, of which this prospectus forms a part, was originally filed by us on October 24, 2002 exclusively covering shares previously issued to several financial institutions, which issuance was unrelated to our Series B and C Preferred Stock placements. Pursuant to the Securities Act the rules and regulations under the Securities Act, and the interpretations of the Commission, as the private placements of our Series B and C Preferred Stock were conducted, at least in part, following the original filing of such resale registration statement and before its effectiveness under the Securities Act, we may be required to offer the investors in our Series B and Series C private placements the opportunity to require us to repurchase the securities which they purchased in these private placements for a price equal to the amount they paid for these securities when they were purchased from us plus, potentially, an amount representing damages to such investors. While we do not believe that investors are entitled to any rescission rights, if we are so required to offer such rights and all of the investors in these private placements, based upon, among other things, a decline in the price of our common stock, determine to exercise these rescission rights, we would be required to refund at least all of the gross proceeds of these private offerings to the investors. In order to satisfy such obligations, we would be required to utilize our available capital resources to satisfy such refunds and obtain alternative sources of capital for such purpose. The inability to obtain alternative sources of capital, would have a material adverse effect on our business, prospects, financial condition, and results of operations. See "Use of Proceeds".

If we do not raise substantial additional capital in amounts sufficient to fund operating expenses, we may be forced to discontinue certain operations or may be unable to continue as a going concern.

     In order to develop our Internet security solutions business to the point where it is generating operating profits and cash flows from operations, we require substantial funds. Some of our requirements will be met by operating profits of NNSI, which totaled $2,995,116 and $2,097,911 for the nine months ended March 31, 2004 and the year ended June 30, 2003, respectively. Although our exact requirements will depend, in part, on the magnitude of NNSI's operating profits in the future and the level of orders received and products delivered under our agreements with General Electric and other third parties, management estimates that its monthly negative cash flow from operations has been approximately $200,000 . We have successfully raised approximately $14,200,000 in net proceeds from equity offerings since July 1, 2002 through March 31, 2004, and may raise additional funds through private offerings of equity securities or through debt financing. However, no assurance can be given that proceeds from these offerings will satisfy all of our requirements. Even though we have raised enough capital to meet our anticipated requirements for the next 12 months, we cannot assure you that we will be able to develop our business to the point of generating consolidated net operating profits and cash flows from operations. If funds from these sources are not sufficient to offset operating expenses, we plan to institute cost-saving measures that will not only reduce overhead, but also curtail operations in certain business segments. We cannot assure you that such measures, if implemented, will be sufficient to offset all of our operating expenses. If the capital we raise from sales of securities is not sufficient to fund the balance of our operating expenses after we implement these cost-cutting measures, we may be forced to discontinue certain operations or may be unable to continue as a going concern.

Our issuance of equity securities to raise capital may be on terms that are detrimental to existing shareholders.

     In order to meet our capital requirements, we may continue to offer equity securities for sale, and shareholders will experience additional dilution. Any new equity securities we issue may have rights, preferences or privileges senior to those of existing holders of common stock. See "Future sales of a large number of shares of our common stock may cause our stock price to decline."

                         Risks Related to Our Business

If we do not succeed in establishing effective sales, marketing and distribution systems, we will not expand our business sufficiently to achieve profitability.

     To increase market awareness and expand our Internet security solutions business, we must establish effective sales and marketing systems and distribution channels for our products. To date, we have a limited number of personnel devoted to sales of these products, and have made limited sales, primarily based on efforts by members of management. Those sales, to the General Electric Company and its affiliate, General Electric Consumer Finance (together, "GE"), demonstrate the value of our products to potential markets. We intend to expand our customer base through sales of our security solutions products to NNSI's established customers who fall within our target markets. See "About NetWolves Corporation." Our future profitability depends, in part, on increasing sales of our Internet security solutions business.

The loss of the main customer of our telecommunications segment will adversely affect our telecommunications revenues.


     Approximately 32.0 % of the sales in our telecommunications segment were made to Swift Transportation for the nine months ended March 31, 2004 and the year ended June 30, 2003, and Swift continues to be the largest customer for these products. We expect that Swift will remain the major customer for our telecommunications products and represent a significant percentage of our revenues for the next six to twelve months. If we lose Swift as a customer, or if Swift substantially curtails the use of our services, our revenues will be adversely affected, efforts to expand the markets for these products may be impaired or delayed, and we may not achieve profitability.

The long sales and implementation cycles for our security solutions may delay expansion of our markets.

     An end user's decision to purchase Internet security solutions typically involves a significant commitment of resources and a lengthy evaluation and product qualification process by a number of people in different locations. The nature of these products and services requires us to spend considerable time educating the end user and providing information regarding their use and benefits. Budgetary constraints and the need for multiple approvals within an enterprise may also delay purchasing decisions by prospective customers. As a result, the time between initial contact with a potential customer and conclusion of a sale of these products typically comprises a period of several months and is subject to delays, many of which are beyond our control . We hope to shorten the sales cycle for these products by leveraging NNSI's relationships with its existing customers to introduce them to our Internet security solutions.

     We cannot assure you, however, that we will be successful in reducing the sales cycle for these products in the future or that any reduction will be substantial enough to have a material impact on our revenues or results of operations. If we are successful in expanding our markets, we expect a lessening of the impact of the long sales cycle on our revenues and operating results.

We will not achieve profitability if we cannot compete successfully for sales of our internet security products and services.

     Success of our Internet security solutions business depends upon our ability to gain market share for our products. Our target markets are the small to medium sized companies that demand both a connection to the Internet and to their business partners, and enterprise customers, such as government agencies and educational institutions. If we fail to penetrate our target markets and/or book substantial sales of our products, our operations and prospects will suffer. Gaining market acceptance will depend, in part, upon our ability to demonstrate the advantages of our products over technology offered by other companies. See "Risk Related to Our Industry - If we are unable to compete successfully in the markets for Internet Security Solutions and telecommunications services, we may not increase our revenues or achieve profitability."

The loss by NNSI of its two main suppliers of telecommunications services would have a substantial, negative effect on our revenues.

     A major portion of our revenues in the nine months ended March 31, 2004 and the year ended June 30, 2003 were derived from resales by NNSI of telecommunications services. We depend on two major suppliers, Sprint and MCI, whom are both facilities based carriers (owner/operators of the infrastructure and equipment from which the telecommunications services are derived for the telecommunications services NNSI provides to its customers). Although there are other sources of telecommunications services, other providers do not offer exactly the same types of services, coverage area or reliability of service. As a result, the loss of services from one or both of these suppliers could cause disruptions and delays to our customers, drain the resources of our personnel, cause a loss of customers or business volume, and substantially decrease our revenues.

Our Internet security solutions are complex and may contain undetected errors or result in failures that could inhibit or delay market acceptance of our products, impede our growth and increase our operating costs.

     Our Internet security solutions are quite complex and may contain undetected errors or bugs or experience failures. In particular, the Internet network environment is characterized by a wide variety of standard and non-standard configurations and errors, failures and bugs in third party platforms and applications that make pre-release testing for programming or compatibility errors very difficult, time- consuming and expensive. Furthermore, we believe no amount of testing can guarantee that errors, failures or bugs will not be found in new products or releases which we ship commercially. Product failures, if they occur, could result in our having to replace all affected products without being able to book revenue for the replacements, or we may be required to refund the purchase price of defective products. Any of these errors, bugs or failures discovered after commercial release could require significant expenditures of capital and resources, and cause interruptions, delays or cessation of service to our customers, and result in:

     --    adverse publicity and damage to our reputation;
     --    failure to achieve or delay in achieving market acceptance;
     --    loss of customers;
     --    loss or delay in revenues;
     --    diversion of development resources;
     --    increased service and warranty costs;
     --    costly litigation; and
     -- diversion of management's attention and depletion of financial and other resources.

We may have to defend lawsuits or pay damages in connection with any alleged or actual failure of our Internet security solutions or telecommunications services, which could significantly increase our operating costs and have a material adverse effect on our results of operations and financial condition.

     Because we provide and monitor network security and protect confidential and potentially valuable information from transmission errors, viruses and security breaches, we could faces claims by customers or third parties for product liability, tort or breach of warranty. Anyone who circumvents our security systems could misappropriate confidential information or other property of our customers or interrupt their operations. In this event, we could be forced to defend lawsuits by customers and third parties. In addition, we may face liability for breaches caused by faulty installation of our products. Although we attempt to reduce the risk of losses from claims through contractual warranty disclaimers and limitations on liability, these provisions may be unenforceable. Some courts have held that limitations on liability in standard software or computer contracts are unenforceable under certain conditions. Defending lawsuits, regardless of the merits, is generally costly, and we do not currently carry errors and omissions insurance. As a result, any lawsuits brought against us alleging failures of our security solutions products or services could significantly increase our operating costs and have a material adverse effect on our results of operations and financial condition.

Any breach of network security could injure the reputation of our Internet security solutions products, reduce our customer base and adversely affect our revenues.

     The success of our Internet security solutions business depends on our ability to provide effective Internet security. Any breach of network security in one of our end user's Internet security systems, whether or not the breach results from any malfunction or defect in our products or services, could damage our reputation. This, in turn, could result in our loss of actual or potential customers and distribution partners. Because techniques used by computer hackers to access or disrupt networks change often and are usually not recognized until used against a target, we may not anticipate these techniques and protecting our customers against them. Companies such as ours, in the business of providing network security, may themselves be more likely to be the targets of attacks by hackers. If we are unable to protect our internal systems or those of our end users against penetration by hackers, our reputation may suffer, we may lose actual or prospective customers and our revenues may be adversely affected.

If we are unable to maintain the services of either contract manufacturer for our Internet security products, or if manufacturers cannot fill larger orders on a timely basis if we experience growth in sales, we could experience delays or interruptions in product shipments to our customers.

     Manufacturing and assembly of the hardware components of our Internet security products is performed by two contract manufacturers. We do not have long-term contracts with either manufacturer. As a result, we currently depend on manufacturers of our hardware components who are not obligated to provide them on a long-term basis. Although each of these manufacturers has provided products at reasonable cost with acceptable quality, they may not meet our future demands at all, or in a timely or cost-effective manner or with consistent quality, especially if we experience substantial sales growth. Although we believe that there are many manufacturers who could produce our hardware components with acceptable quality, we may nevertheless experience disruptions in our Internet security solutions business if we are required to change or add manufacturers. Any disruptions of this type could result in a loss of customers or orders and a related decline in revenues.

Failure to manage our operations if they expand could impair our future growth.

     If we are able to expand our operations, particularly those of our Internet security solutions business, the expansion will place significant strain on our management, financial controls, operating systems, personnel and other resources. Our ability to manage future growth, should it occur, will depend to a large extent upon several factors, including our ability to do the following, particularly in relation to our Internet security solutions business:

     --   build and train our sales force;
     --   establish and maintain relationships with end users and distributors;
     --   develop customer support systems;
     -- develop expanded internal management and financial controls adequate to keep pace with growth in personnel and sales, if they occur;
     --   manage the use of third-party manufacturers and suppliers; and
     -- successfully leverage the potential for sales of products and services of each business segment to customers of the other segment.

     If we are able to grow our business but do not manage our growth successfully, we may experience increased operating expenses, loss of end users, distributors or suppliers and declining or slowed growth of revenues.

Our ability to compete may be damaged and our revenues may be reduced if we are unable to protect our intellectual property rights adequately.

     Our success depends upon maintaining the confidentiality and proprietary nature of our software and other intellectual property rights, particularly in relation to our Internet security solutions business. To protect these rights, we rely principally on a combination of:

     -- contractual arrangements providing for non-disclosure and prohibitions on use;
     --   patents and pending patent applications;
     --   trade secret, copyright and trademark laws; and
     --   certain technical measures.

     Our policy is to enter into confidentiality, technology ownership and/or license agreements, as applicable, with our technical employees, as well as with distributors and customers, and to limit access to and distribution of our software, documentation and other proprietary information. In addition, we do not license or release our source code, except in connection with source code escrow arrangements and applicable restricted source code license agreements for any source code appropriately released from escrow.

     Patent, trade secret, copyright and trademark laws provide limited protection. Because patent applications in the United States are not publicly disclosed until the relevant patent is issued, applications may have been filed, which, if issued as patents, could relate to our services and products as currently designed or as we may modify them in the future to meet the market's requirements. Trade secret, copyright and trademark laws, in combination with the steps we take to protect our proprietary rights, may not adequately prevent misappropriation of those rights. We may be required to bring proceedings in the United States Patent and Trademark office or other legal action to enforce our patents, trademarks or copyrights. We may find it necessary to litigate to protect our trade secrets and know-how. Any legal actions would be costly, time consuming, and would divert the attention of management and technical personnel.

     The protections provided by laws protecting intellectual property rights do not prevent our competitors from independently developing products similar or superior to our products and technologies. In addition, effective protection of copyrights, trade secrets, trademarks, and other proprietary rights may be unavailable or limited in certain foreign countries.

     Our inability or failure to protect our proprietary technology could damage our ability to compete, particularly in the Internet security solutions business, reduce our revenues and damage our prospects for achieving growth and profitability.

If our products incorporate technology that infringes the proprietary rights of third parties and we do not secure licenses from them, we could be liable for substantial damages that would cause a material reduction in revenues and impair our prospects for achieving growth and profitability.

     In furtherance of the development of our services or products, we may need to acquire licenses for intellectual property to avoid infringement of third party rights or claims of infringement. These licenses may not be available on commercially reasonable terms, if at all. Claims for infringement if made, could damage our business prospects, our results of operations and financial condition, whether or not the claims have merit, by:

     -- consuming substantial time and financial resources required to defend against them;
     -- diverting the attention of management from growing our business and managing operations;
     --   resulting in costly litigation; and
     --   disrupting product sales and shipments.

     If any third party prevails in an action against us for infringement of its proprietary rights, we could be required to pay damages and either enter into costly licensing arrangements or redesign our products so as to exclude the infringing technology. As a result, we would incur substantial costs, delays in the product development, sales and shipments of our products and our revenues may decline substantially and we may never be able to achieve the growth required for us to achieve profitability.

Potential acquisitions may involve financial and operational risks to our business.

     In the normal course of our business, we evaluate prospective acquisitions of businesses, products and technologies that could complement or expand our business. In connection with any acquisition, we cannot predict whether we will:

     --   identify suitable acquisition candidates;
     --   negotiate successfully the terms of the acquisition;
     --   secure adequate financing;
     -- obtain a proper and adequate valuation of the business or assets to be acquired;
     -- integrate an acquired business, product or technology successfully into our existing business or products; or
     --   retain  key  personnel   previously   associated   with  the  acquired
          businesses.

     In addition, we may compete for acquisitions with companies that have significantly greater resources than we do. Negotiating potential acquisitions and integrating acquired businesses could divert the time and resources of management and skilled technical personnel.

     We may finance future mergers or acquisitions with cash from operations, significant additional indebtedness or additional equity financings involving issuance of a significant number of shares of common or preferred stock. We cannot assure you that we will be able to generate cash from operations or obtain additional financing from external sources or that such financing, if available, will be on terms acceptable to us. If we incur substantial debt to finance an acquisition it could significantly increase our leverage and involve restrictive covenants which may limit our operations. The issuance of additional stock to finance acquisitions may dilute our earnings and result in substantial dilution to our shareholders.

Our success may depend upon successful integration of acquisitions.

     Our success may depend, in part, on our ability to manage the combined operations of our Internet security solutions business and the business of NNSI and to integrate their operations into a single organization. In addition, part of our strategy for growing the two businesses is to sell the products and services of our Internet security business to the established customers of NNSI. We cannot assure you that our cross-selling efforts will be successful or that we will otherwise succeed in integrating the operations of the two businesses. The need to integrate these businesses could place additional demands on management and other personnel. If we do not succeed in integrating the two businesses as planned, our financial results and business prospects could suffer materially.

Failure to attract and retain management and other personnel may damage our operations and financial results and cause our stock price to decline.

     We depend to a significant degree on the skills, experience and efforts of our executive officers and other key management, technical, finance, sales and other personnel. Our failure to attract, integrate, motivate and retain existing or additional personnel could disrupt or otherwise harm our operations and financial results. Although we have employment agreements with each of Walter M. Groteke, our Chairman and Chief Executive Officer, Walter R. Groteke, our

Executive Vice President and Peter C. Castle, our Vice President - Finance, securing their employment for varying terms, we do not carry key man life insurance policies covering any employees. The loss of services of any of our key employees, an inability to attract or retain qualified personnel in the future, or delays in hiring additional personnel could delay the development of our business and have a negative impact on our operating results and financial condition.

                          Risks Related to Our Industry

Slower growth in demand for Internet security solutions and related products and
services  may  harm  our  revenues  and  prospects  for  achieving   growth  and
profitability.

     The markets for our products and services depend on economic conditions affecting the broader network security, telecommunications services and related markets. Downturns in any of these markets may cause end users to delay or cancel orders for our products and services. Customers may experience financial difficulties, cease or scale back operations, or reverse prior decisions to budget for orders of our products and services. As a result, we could experience longer sales cycles, delays in payment and collection, and pressures from our markets to reduce our prices. Any reduction in prices would cause us to realize lower revenues and margins. The rate of capital spending in the information technology and telecommunications sectors have generally decreased in the past 12 to 24 months, and many potential customers have experienced declining revenues. Although we believe the terrorist attacks of September 11, 2001 have caused some contraction in business generally, the attacks and ensuing events have also heightened awareness of the need for security, including security of information technology. If capital spending in our markets nevertheless declines, we may not be able to increase revenues or achieve profitability without increasing market share from competitors. See "If we are unable to compete successfully in the markets for Internet security solutions and telecommunications services, we may not increase revenues or achieve profitability."

If we are unable to compete successfully in the markets for Internet security solutions and telecommunications services, we may not increase revenues or achieve profitability.

     The markets for Internet security products are highly competitive, and management expects competition to intensify in the future. Many of our competitors have:

     --   longer operating and product installation histories;
     -- significantly greater financial and technical, marketing and product development resources;
     --   greater name recognition;
     -- greater range of products and services, particularly in relation to our Internet security solutions business;
     --   a larger installed base of customers; and
     --   greater ability to cross-sell products and services.

     Each of these factors represents a significant competitive advantage over us. Companies with greater resources have significant competitive advantages as to pricing and the ability to offer enhanced products and services. Competitors with greater financial and other resources to devote to research, development and marketing are able to respond more quickly to new or emerging technologies and changes in customer requirements, including demand for products and services incorporating the most current technology and value-added features. In addition, there are few substantial barriers to entry, so that we anticipate growing competition from new market entrants as well as existing competitors.

     Our competitors in the Internet security solutions business include:

     -- developers and distributors of firewall and virtual private network ("VPN") software, such as Check Point Software Technologies;

     -- network equipment manufacturers such as Cisco Systems, Inc., Lucent Technologies Inc., Nortel Networks Corporation, Intel Corporation and Nokia Corporation;

     -- security appliance suppliers such as SonicWALL, Inc., WatchGuard Technologies, Inc. and NetScreen Technologies;

     -- manufacturers of encryption processing equipment such as nCipher and Rainbow Technologies;

     --   computer and network component manufacturers; and

     --   low-cost  Internet  hardware  suppliers  whose  products   incorporate
          network security features

     Our competitors in the markets for telecommunications services include:

     --   carriers such as MCI, AT&T and Sprint.

     If we are unable to compete successfully in either business segment, our revenues may diminish and we may never achieve profitability.

Continuing changes in technology and industry standards could render our Internet security solutions unmarketable or obsolete.

     The markets for our Internet security solutions change rapidly because of technological innovation, changes in customer requirements, declining prices, and evolving industry standards. New products and technology often render existing technology products, services or infrastructure obsolete, too costly or otherwise unmarketable. Our success depends on our ability to introduce innovations in our products and services, integrate new technologies into current products, and to develop new products and services, all on a timely basis. We cannot assure you that we will be successful in doing so, or do so in a sufficiently timely manner that we are able to compete successfully for customers and market share. In addition, if we fail to incorporate the features, performance criteria and security standards in our products and services that our customers require, market acceptance of our products may not materialize or be significantly delayed and our revenues will fail to grow or decline.

     Technological advances also require us, on a continuing basis, to commit substantial resources to acquiring and applying new technologies for use in the products and services. Product development for Internet security appliances requires substantial lead time for engineering and testing. If we do not commit resources to developing and selling products incorporating new technologies at the rate demanded by our markets, our products and services may be rendered obsolete, our revenues will suffer, and we may not achieve profitability. Even if we do develop new or enhanced products and services, we cannot assure you that they will gain acceptance in the marketplace. Failure of any of these products and services could adversely affect our revenues and prevent us from achieving profitability.

Government regulations affecting Internet security could have a negative effect on our revenues.

     Any additional government regulation of imports or exports could adversely affect our international and domestic sales. The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies, especially encryption technology. From time to time, government agencies have proposed further regulation of encryption technology. Additional regulation of encryption technology could add to the expense of product development and enhancements. Because foreign competitors are subject to less stringent controls on the export of encryption technology, they may have a competitive advantage over us in both foreign and domestic Internet security markets.

                         Risks Related to the Offering

Continued volatility in our stock price could adversely affect your investment.


     The market price of our common stock, like the price of shares of technology companies generally, has been and may continue to be volatile. From January 1, 2001 through June 3, 2004, the closing bid price of our common stock has varied from a high of $6.00 to a low of $.50 per share, as reported on the Nasdaq SmallCap Market (the "SmallCap Market"). The closing price of our common stock on July 9, 2004 was $1.05. If our future operating results are below the expectations of stock market analysts and investors, our stock price may decline. Public announcement of our financial results and business developments may have a significant impact on the market price of our common stock. For example, each of the following could have the effect of temporarily or permanently reducing the market price of our common stock:

     --   shortfalls in revenues or cash flows from operations;
     --   conversions of preferred stock into common stock;
     --   delays in  development or roll-out of any of our product and services;
          and
     -- announcements by one or more competitors of new product introductions, acquisitions or technological innovations.

     In addition, the stock market experiences extreme fluctuations in price and volume that particularly affect the market prices of shares of emerging and technology companies, such as ours. These price and volume fluctuations are often unrelated or disproportionate to the operating performance of the affected companies. Because of this volatility, we may fail to meet the expectations of our shareholders or of securities analysts, and our stock price could decline as a result. Declines in our stock price for any reason, as well as broad-based market fluctuations or fluctuations related to our financial results or other developments, may adversely affect your ability to sell your shares at a price equal to or above the price at which you purchased them. Decreases in the price of our common stock may also lead to de-listing of our common stock.

If our common stock is de-listed from the SmallCap Market, our stock price may decline, we may find it more difficult to raise additional capital, and you may have greater difficulty disposing of your shares.

     In October 2002, Nasdaq informed us that we did not comply with its continuing listing requirements of three independent directors and $2,500,000 in net worth. Since then, we have appointed two additional independent directors, as required, and have met this financial requirement.

     In November 2002, Nasdaq informed us that our common stock would be de-listed if we did not comply with Nasdaq's minimum bid price requirement by May 19, 2003. In order to comply, the closing bid price of our common stock had to equal or exceed $1.00 per share for at least ten consecutive trading days prior to that date. Since January 2003, the closing bid price of our common stock has exceeded $1.00 per share for well in excess of ten consecutive trading days and we were notified on May 5, 2003, that we are in compliance with Nasdaq's minimum bid price requirements. Our stock price has been volatile, and may again fail to meet Nasdaq's minimum bid price requirements.

     At our annual meeting of shareholders on May 7, 2004, we received shareholder approval for the issuance of our Series B Preferred Stock and our Series C Preferred Stock since Rule 4350 of the Nasdaq Marketplace Rules requires shareholder approval if securities are issued below the book value or market value, when the amount of the stock being issued is equal to 20% or more of the common stock outstanding prior to issuance or 20% or more of our voting power outstanding before such issuance. Even though the vesting power of each of the Series B Preferred Stock and Series C Preferred Stock is less than 20% of our outstanding voting power, the common stock issuable upon conversion of each of the Series B Preferred Stock and Series C Preferred Stock would exceed 20% of our outstanding common stock. Accordingly, we were not in compliance with Rule 4350 of the Nasdaq Marketplace Rules and risked being delisted from the Nasdaq SmallCap Market.

     If our stock is delisted from the SmallCap Market, it will be listed for quotation on the Over-the- Counter Bulletin Board or quoted in the "Pink
Sheets." In such event, you may find it more difficult to obtain accurate quotations of the market value of our common stock and to dispose of shares of our common stock in the secondary market. De-listing of our common stock could also impair our future ability to raise capital for a significant period of time.

If our common stock is delisted from the SmallCap Market, it could be treated as a "penny stock" and it would be more difficult for shareholders to sell their shares.

     If our common stock is de-listed from the SmallCap Market, it could become subject to the SEC's "penny stock" rules. Penny stocks generally are equity securities that are not registered on certain national securities exchanges or quoted by Nasdaq and have a price per share of less than $5.00. Penny stocks are subject to "penny stock rules" that impose additional sales practice requirements on broker- dealers who sell the stocks to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and obtain the purchaser's written consent to the transaction prior to the sale. Prior to the sale, broker-dealers must also deliver to the potential purchaser a disclosure schedule prescribed by the SEC describing the penny stock market and disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, broker-dealers must deliver to penny stock investors monthly statements disclosing recent price information for penny stocks held in the account and information on the limited market in penny stocks. These additional requirements may restrict the ability of broker-dealers to sell our common stock and may make it more difficult for investors to dispose of our common stock in the secondary market.

Future sales of a large number of shares of our common stock may cause our stock price to decline.


     At June 30, 2004, approximately 20,925,713 shares of our common stock were issued and outstanding and approximately 13,327,000 shares are issuable upon conversion of outstanding preferred stock. Approximately 14,339,000 shares are issuable upon exercise of outstanding stock options and warrants. Of these shares, approximately 26,172,000 shares, including the 24,084,000 shares being registered for resale under this prospectus, will be transferable without restriction under the Securities Act of 1933 after the effective date of this prospectus. Another approximately 24,084,000 shares are eligible for resale subject to the restrictions on volume, manner of sale and other conditions of Rule 144 promulgated under the Securities Act. Sales of large amounts of these shares in the public market could depress the market price of the common stock and impair our ability to raise capital through offerings of our equity securities. Resale of shares of common stock that may be received by holders of outstanding options and warrants or convertible preferred stock may also dilute substantially the net tangible book value of shares of common stock you acquire in this offering.

We will not receive any proceeds of the offering of common stock covered by this prospectus from which to recoup the expenses we incurred.

     NetWolves will not receive any proceeds from the offering of common stock covered by this prospectus. We have nevertheless incurred expenses of approximately $25,000 in connection with the offering, including expenses of preparation of this prospectus and the related registration statement and fees payable to the SEC, which we cannot recoup from offering proceeds. See "Use of Proceeds."

The absence of Arthur Andersen's consent to the use of its opinion may limit the remedies available to purchasers of common stock pursuant to this prospectus.

     Our inability to obtain Arthur Andersen's consent to the use of its opinion for our financial statements for the 2001 year and the absence of a signed opinion may limit the remedies available to you since your claims against Arthur Andersen LLP under the Securities Act based on these financial statements may be limited. Moreover, even if claims against Arthur Andersen LLP are permitted, Arthur Andersen LLP may not have the financial resources to satisfy any judgment. In addition, notwithstanding that we have not filed the written consent of Arthur Andersen, LLP, our directors and officers may still be able to establish a due diligence defense to any claim relating to those financial statements on the basis that they were made on the authority of our expert which could limit your ability to assess a claim against them.

Provisions of New York law, our certificate of incorporation and bylaws, and employment agreements with management may deter or prevent a takeover, even in situations where you could sell your shares at a premium over the market price.

     Some provisions of New York law, our certificate of incorporation and bylaws, and employment agreements with certain executive officers may discourage attempts to acquire control of us through a merger, tender offer or proxy contest targeting us, including transactions in which shareholders might be offered a premium for their shares. These provisions may limit your ability as a shareholder to approve a transaction that you may believe to be in your best interest. These provisions include:

     -- Classified Board of Directors. Our certificate of incorporation provides for a board which is divided into three classes so not all of the directors are subject to election at the same time. As a result, someone who wishes to take control of our company by electing a majority of the board of directors must do so over a two-year period.

     -- Employment Contracts. The employment agreements between us and each of Walter M. Groteke, Walter R. Groteke and Peter C. Castle provide that in the event there is a change in control of NetWolves, the employee has the option to terminate his employment agreement. Upon such termination, each employee has the right to receive a lump sum payment equal to his compensation, including any incentive payment, for the remainder of the term of his contract and the immediate vesting of all unvested options. Change of control for this purpose is defined as the acquisition of 30% or more of our voting power or consummation of a merger, consolidation, reorganization or sale of all or substantially all of our assets without board approval; or the change in a majority of our directors without approval by the incumbent board. Termination for change of control under these agreements will result in the acceleration of compensation payments through the term of the agreements and the immediate vesting of all unvested options.

     -- New York anti-takeover statute. New York law restricts business combinations with shareholders who acquire 15% or more of a company's common stock without the consent of our board of directors.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we have filed with the Securities and Exchange Commission which we have referenced under "Where You Can Find More Information About Us" on page 42 contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our judgment regarding future events. Although we would not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which we are not aware. We urge you to consider the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus and in the other documents filed with the Commission in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this prospectus. We generally identify forward-looking statements with the words "believe", "intend," "plan," "expect," "anticipate," "estimate," "will," "should" and similar expressions.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds of this offering.

     Under the Securities Act, the rules and regulations under the Securities Act, and the interpretations of the Commission, we may be required to offer rescission to investors in Series B and Series C private placements. If we are so required and all of those investors determine to exercise such rescission rights, we would be required to refund at least the entirety of the gross proceeds of these private offerings to those investors. Those proceeds may be paid in part with the net proceeds of the exercise of warrants the resale of the shares issuable upon the exercise of which is registered in this offering.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been traded on the Nasdaq SmallCap Market under the symbol "WOLV." since April 2000. The following table sets forth, for the calendar periods indicated, the high and low closing sales prices of our common stock as reported by the Nasdaq SmallCap Market.

                                        High    Low
                                        ----    ---
Fiscal 2001
-----------
        Second  Quarter                $7.500  $2.625
        Third Quarter                   6.000   2.969
        Fourth Quarter                  5.420   2.594

Fiscal 2002
-----------
        First Quarter                   3.800   1.890
        Second  Quarter                 4.050   2.190
        Third Quarter                   4.150   2.000
        Fourth Quarter                  2.450   1.120

Fiscal 2003
-----------
        First Quarter                   1.650   1.100
        Second Quarter                  1.100    .500
        Third Quarter                   1.500    .900
        Fourth Quarter                  1.650   1.050


Fiscal 2004
-----------
        First Quarter                   2.620   1.010
        Second Quarter                  2.500   1.620
        Third Quarter                   2.140   1.250
        Fourth Quarter                  1.650   1.030
         (through June 30, 2004)

     As of July 9, 2004, there were approximately 200 holders of record of the common stock. On July 9, 2004, the closing sales price of our common stock was $1.05 per share.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not presently intend to do so. Our future dividend policy will be determined by our Board of Directors on the basis of our earnings, capital requirements, financial condition and other factors deemed relevant.

                    RECENT SALES OF UNREGISTERED SECURITIES

     We sold the following unregistered restricted securities in reliance on the exemptions provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act as transactions not involving public offerings.

     In July 2002, we commenced a private placement of our Series A Convertible Preferred Stock. We sold 269,462 shares to 32 purchasers and received $4,041,972 as a result of the offering. By September 30, 2002, the Series A offering ended and all the Series A preferred shares had been issued. In connection with the issuance, (i) each shareholder represented to the Company that he was an accredited investor, as that term is defined in Regulation D promulgated under the Securities Act; (ii) each shareholder represented that the securities acquired cannot be sold without registration under the Securities Act, except in reliance upon an exemption therefrom and (iii) the Company did not engage in any general solicitation or advertisement for the issuance. The shareholders further represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transaction. Each shareholder received written representations from the Company and had adequate access to sufficient information about the Company to make an informed investment decision. The issuance and sale of these securities were made in reliance on the exemption provided by Section 4(2) of the Securities Act, as a transaction not involving any public offering.

     In December 2002, we commenced a private placement of our Series B Convertible Preferred Stock. We sold 290,663 shares to 63 purchasers and received $4,650,500 as a result of the offering. By April 1, 2003, the Series B offering ended and all of the Series B preferred shares had been issued. In connection with the issuance, (i) each shareholder represented to the Company that he was an accredited investor, as that term is defined in Regulation D promulgated under the Securities Act; (ii) each shareholder represented that the securities acquired cannot be sold without registration under the Securities Act, except in reliance upon an exemption therefrom and (iii) the Company did not engage in any general solicitation or advertisement for the issuance. The shareholders further represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transaction. Each shareholder received written representations from the Company and had adequate access to sufficient information about the Company to make an informed investment decision. The issuance and sale of these securities were made in reliance on the exemption provided by Section 4(2) of the Securities Act, as a transaction not involving any public offering.

     In July 2003, we commenced a private placement of our Series C Convertible Preferred Stock. We sold 85,210 shares to approximately 50 purchasers and received $5,112,600 as a result of the offering. By October 6, 2003, the offering ended and all the Series C preferred shares had been issued. In connection with the issuance, (i) each shareholder represented to the Company that he was an accredited investor, as that term is defined in Regulation D promulgated under the Securities Act; (ii) each shareholder represented that the securities acquired cannot be sold without registration under the Securities Act, except in reliance upon an exemption therefrom and (iii) the Company did not engage in any general solicitation or advertisement for the issuance. The shareholders further represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transaction. Each shareholder received written representations from the Company and had adequate access to sufficient information about the Company to make an informed investment decision. The issuance and sale of these securities were made in reliance on the exemption provided by Section 4(2) of the Securities Act, as a transaction not involving any public offering.

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

                          ABOUT NETWOLVES CORPORATION

Overview

     We operate primarily in three distinct segments. The Voice Services segment, which operates domestically, provides voice services including switched and dedicated outbound, switched and dedicated toll-free inbound, dedicated T1 access loops, calling and debit cards, and conference calling. The Managed Services Charges segment, which operates worldwide, provides network and security technology and a variety of recurring managed data services. The Equipment and Consulting segment, which operates worldwide, is primarily engaged in the design, development, marketing and support of information delivery hardware products and software as well as providing consulting services on an as needed basis for certain existing or potential customers.

     We have achieved an offering of managed products and services that meet the necessary requirements for organizations to move off of expensive private data networks while attaining the benefits and flexibility of public data network. Additionally, our proprietary technology provides a high level of security through its integrated approach to management, monitoring and interoperability for small and medium remote enterprise locations (locations with less than 300 network users). We offer products and services that provide complete system solutions to organizations needing cost effective network security features (firewall, virtual private networking, routing, intrusion detection, content filtering, email, etc.) delivered on low cost commodity hardware with Internet-based expansion capabilities. Our patent pending system technology enables organizations to achieve corporate Information technology (IT) and e-business initiatives through the deployment of easily installable perimeter office security platforms, coupled with secure remote monitoring and management ("SRM2 TM") system. SRM2 TM provides centralized management capabilities for hundreds or thousands of remote locations without risking networking integrity by opening an administrative port on the remote device through which outsiders can gain access to information on the system. We also provide cost-effective, value-added expansion technologies such as intelligent fail-over, which means that if one circuit for gaining access to information fails, the system would automatically switch to an alternative circuit.

     NNSI, acquired in July 2002, manages multiple source (any combination of network providers such as MCI, Sprint, AT&T, Covad, etc.) voice (long distance and local) and data (Internet) services throughout the United States. Additionally, NNSI has the required Federal Communications Commission (FCC) licensing necessary to aggregate all services provided to a single customer on a single bill. For the year ended June 30, 2003, NNSI's net sales were approximately $20,350,000. As a result of this acquisition, we expect to increase our managed security services revenues by selling into NNSI's existing customer base.

Background

     NetWolves, LLC was an Ohio limited liability company formed on February 13, 1998, which was merged into Watchdog Patrols, Inc. ("Watchdog") on June 17, 1998. Watchdog, the legal surviving entity of the merger, was incorporated under the laws of the State of New York on January 5, 1970. As a result of the merger and subsequent sale of Watchdog's existing business, Watchdog changed its name to NetWolves.

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

NWT Products and Services

     The NetWolves Security Suite ("NSS") and WolfPac Security Platforms offer sophisticated, yet easy-to-administer devices for securely connecting people and offices to the Internet by combining a wide range of functionality and communications choices. This functionality includes Internet access, firewall security, web access control, e-mail, IP routing, web server, caching server, and file sharing in an easy-to- configure integrated software and hardware solution. NetWolves' WolfPac Security Platforms work with a variety of access methods to the Internet including North American T1/56K, European E1 standards, ISDN lines, DSL, cable or satellite modems.

     When NetWolves' WolfPac Security Platform resides between a company's local-area network and an Internet service, it provides shared Internet access for a few or up to hundreds of users. The Internet provides one of today's most cost-effective means of communication, and through use of the WolfPac Security Platforms, an organization with many locations can create numerous intercompany online communities.

     The WolfPac Security Platforms also contain advanced firewall security systems that enable businesses to implement company-wide network security policies, protecting a company's valuable data assets from unauthorized users. The WolfPac Security Platforms cost substantially less than the purchase of its functionality found via the traditional, integrated or patchwork approach by using individual products serving only one function. Each application within the server is designed to work together using integrated hardware and software with a common interface. This facilitates expansion and support of the converging voice and data information.

     Keeping data secure is one of the main functions of our WolfPac Security Platform. Companies significantly reduce private data network costs by installing VPN (virtual private network) applications and utilizing the Internet to maintain data privacy, which is accomplished through the use of a protocol and security procedures, sending encrypted data over the Internet. The primary benefit of the VPN is providing the client communication services at significantly reduced costs by utilizing public data network rather than private data network. Businesses are implementing a similar process called client or remote VPN, allowing employees to communicate with their company's network at any time from outside the workplace, using a laptop or desktop computer and client VPN software. This cost-effective solution makes businesses more productive by giving remote users secure access to corporate resources.

     With our Intelligent Fail-over solution, the WolfPac Security Platform has the ability to continuously monitor application level performance. Simultaneously, the WolfPac Security Platform monitors performance levels of the VPN tunnel that pass through the primary interface by conducting scheduled interval tests. If the primary interface fails or the VPN tunnel does not meet established performance criteria, the WolfPac Security Platform will automatically fail over to a secondary interface and permit the data to reach its intended destination, securely and reliably using RIP, OSPF or BGP protocols.


     The World Wide Web is a broad universe of network-accessible information. To enable employers to keep employees focused on business issues, most WolfPac Security Platforms include Web Access Control as an optional feature. Using Web Access Control, a client's system administrator can block or permit access to the Internet and specific web sites. If a business owner or teacher needs to enforce or implement an acceptable usage policy to keep employees productive or students from inappropriate sites, this is accommodated through Web Access Control.

     E-mail allows electronic messages to be delivered over the Internet to specific individuals and groups. It is one of the fastest, most cost-effective ways to deliver messages, documents, web pages, and secured information. Many WolfPac Security Platform models include as a standard or an optional feature an integrated mail server that supports a virtually unlimited number of accounts.

     WolfPac Security Platforms incorporate an Internet Protocol (IP) router. The Internet Protocol is the language the Internet "speaks" in order to communicate. A router is a device, or in some cases, software that determines the next network point to which a packet of data should be forwarded toward its destination. The router is connected to at least two networks and decides which way to send each information packet based on its current understanding of the state of the networks to which it is connected.

     More advanced WolfPac Security Platforms incorporate a web caching server, which stores web pages visited by users. This speeds up browsing and optimizes Internet services by allowing the user to see previously visited web pages after only one or several letters of the page.

     Typically, using a web browser, a user attempting to access information on the Internet performs a Domain Name System (DNS) lookup. DNS is the Internet service that converts understandable web site names (for example www.netwolves.com) into computer readable web site numbers or IP addresses (IP numbers are meaningful only to those who need to know them and not to the average web user). By integrating a DNS caching server directly into the WolfPac Security Platform, Internet traffic is reduced and web site address look-up time is faster, therefore increasing the overall performance of the system.

     A Dynamic Host Configuration Protocol (DHCP) server integrated into the WolfPac Security Platform allows for easy management when adding computers to the existing company network. It saves time and allows network administrators to work more efficiently, eliminating the need for a person to travel to a remote location to configure a new computer with an IP address.

     A web based Administrative Interface (AI) allows the network administrator to configure the various subsystems of the NSS. The NSS becomes completely transparent to the Internet user. Likewise, because the NSS is easy to set-up, it will feel transparent to the administrator. This is particularly true should changes be required following initial installation. Since all administration of the NSS is performed through a web browser, the administrator can work from any workstation on the LAN.

Features of NetWolves Security Suite

Our security products offer the following standard features:

     -- Securely connects any number of users in a small geographic area (LAN) simultaneous to the Internet through a dedicated connection.

     -- Hierarchical caching, which are rules that tell a computer to look for the data stored locally before accessing the Internet for data, gives the WolfPac Security Platform more efficient web viewing and greater ability to transfer data from one file to another.

     -- Any number of users can send and receive e-mail individually, while sharing one Internet service provider account.

     --   A firewall protects the LAN from Internet-borne attacks.

     -- An advanced network address translation module allows the creation of powerful address translation rules for greater firewall flexibility.

     -- Files that store events for review at a later date ensure appropriate use of Internet resources.

     --   Scalability allows Internet usage to grow as a company expands.

     -- Can be used as a stand-alone firewall to protect the resources of a private network from users outside on a public network.

     --   Easily manage internal and external proxy services.

Optional Features of NetWolves Security Suite

Our  Security Suite also offers the following optional features:

     -- Web access control allows the network administrator to effectively block or deny access to the Internet and specific web sites.

     -- The Virtual Private Networking (VPN) module provides a process for encrypting data for secure transmission over public networks and supports Internet Key Exchange (IKE) and IPSec (a security protocol).

     -- Intrusion Detection System (IDS) is a real time, network-based system designed to detect, report, and terminate unauthorized activity throughout the network.

     -- Intelligent Failover with virtual redundant router protocol (VRRP) establishes a wide area network (WAN) connection on a WolfPac Security Platform slave if WAN connection on WolfPac Security Platform master is lost or fails to meet minimum VPN performance criteria.

     -- NetMetrics provides a means for measuring two performance parameters: the time required to load a single web page from the Internet, and the time it takes to send an email to a specified account and receive a reply from that same account. Net Metrics also provides the monitoring mechanism within Intelligent Failover.

Firewall and Security Functions

     We believe that security is an essential element of any Internet connectivity solution. For this reason, our WolfPac Security Platform includes high-end firewall security protection, without requiring the purchase of additional components.

     Our platforms are designed to protect a company's private data and systems from outside intruders with its firewall security system, incorporating three separate firewall technologies:

     -- Stateful packet filters verify that all incoming data packets coming from the Internet have been requested by an authorized user on the LAN.

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

     -- Proxy applications prevent unauthorized Internet applications from accessing the LAN.

     -- Network Address Translation ("NAT"), which is a conversion of public addresses to and from private addresses, makes the network invisible to outside Internet users by hiding the internal network's addresses of each sender or receiver of information.

     -- All packets of data entering the WolfPac Security Platform from the Internet are first checked for validity against a series of stateful packet filters. Data is then forwarded to proxy applications that further inspect the contents of the packets for potential security violations. If the data is determined to be valid by both the stateful packet filters and proxy applications, it is allowed to enter the secure LAN.

     -- WolfPac Security Platforms are designed with fully configurable firewalls and network address translation rules that give the network administrator greater flexibility in allowing or denying incoming and outgoing data.

Secure Remote Management and Monitoring Services ("SRM2 TM")

     Under our SRM2 TM umbrella, product architecture planners believe that Managed Security Services (MSS) will play an even more important role in future security plans. Since a customer base already exists within our Platforms, the security-monitoring infrastructure will significantly reduce costs and provide effective and economical network managed security services to our clients.

SRM2 TM is comprised of the following product subsystems:

     -- SRM2 TM Monitoring & Notification provides monitoring, notification, paging and alarming capabilities of remote WolfPac Security Platforms. In addition, the firewall status, VPN tunnel status and Administrative Interface configuration status of all remote end points are monitored and logged.

     -- SRM2 TM Management and Configuration manages and configures remote end points individually or by groups, including complete operating system upgrades. Remote end points are capable of failover to an alternate SRM2 TM server in the event that the primary server is inaccessible. This service also allows user access to specific information about remote Platforms (individually or by groups) via a monitoring console. Specific information includes firewall status, the number of active VPN connections, traffic statistics, intrusion detection data, activity logs, and administrative Interface configuration data.

     -- SRM2 TM Intrusion Detection provides host and network based intrusion detection capabilities for remote WolfPac Security Platforms. The IDS information is then transferred from each remote end point to a database, where it can be accessed by the monitoring console.

     -- SRM2 TM Anti-Virus stipulates both protection (security) of remote WolfPac Security Platforms from hardware glitches, software bugs and any attempts to sabotage client data, and damage control through

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

          immediate detection. Activity logs are transferred from each remote end point to a database, where it can be accessed by the monitoring console.

     -- SRM2 TM VPN provides the network manager with the ability to connect separate business locations, using the IP infrastructure rather than through private medium such as leased lines.

     -- Security Policy Management is the process by which the client's security policy is created, defined, or redefined to reflect security management processes enabled by advent of our products and services. This policy reflects particularly the rules governing remote end point security and the processes guiding how security platforms are managed and configured to ensure specified protections.

     -- Firewall Policy Management is the process by which the client's firewall security policy is created to reflect the methods by which NetWolves firewall platforms are to be utilized to ensure network protection. This policy sets forth the rules governing remote end point security and the processes guiding how the firewall platform is utilized to manage and configure the client network.

NNSI Products and Services

     NNSI provides multiple source long distance services and related consulting and professional services throughout the United States. NNSI's products include voice services consisting of switched and dedicated inbound/outbound long distance, travel cards, conference calling and local services, and data services consisting of IP dedicated and dial-up services, broadband services, frame relay and private line.

     NNSI's methodology includes completing a thorough needs assessment to understand the current infrastructure and future requirements of the prospective customer. Upon completion of the assessment, NNSI designs a custom, unique and flexible solution utilizing multi-carrier alternatives under one contract, one invoice and support structure. Its account teams, strategic industry relationships and robust information and billing system allow NNSI to deliver a single source solution utilizing the best of what is available to solve the customer's communication and network needs.

Voice Services

     --   Switched and dedicated inbound/outbound long distance
     --   Travel cards
     --   Conference Calling
     --   Local services

Data services

     --   IP Dedicated and Dial-up Services
     --   Broadband Services (including DSL, Cable and Satellite)
     --   Frame Relay
     --   Private Line

Integrated Information and Billing Systems

     NNSI's consolidated billing platform offers maximum flexibility in managing networks by providing the information needed in a format most useful to a

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

customer's organization. This results in immediate and long-term cost savings for the customer. The end result is one easy-to-read invoice that streamlines your telecommunication expenses.

Production Process

     The process used to produce our technology products begins with hardware configuration, installing the appropriate version of our software, configuring client-specific software components, followed by a unit testing process. Raw/prefabricated materials, components, and subassemblies required for production include motherboards, CPU's, cases, Ethernet cards, network communication cards, hard drives, memory, CPU fans and power supplies. We believe that these materials are available from several companies and that alternative sources of supply are currently available.

Licensing and Intellectual Property

     We consider certain features of our products, including their methodology and technology, to be proprietary. We rely on a combination of trade secret, copyright and trademark laws, contractual provisions and certain technology and security measures to protect our proprietary intellectual property. We generally enter into confidentiality agreements with our employees, consultants, business partners and major customers. We own copyrighted works of authorship in computer programs, including, but not limited to, portions of the FoxOS (operating system), products related to FoxOS, and various proprietary enhancements to publicly available open source system software; as well as traditional media, including, but not limited to, marketing materials, documentation and white papers. Applications for registration of those copyrights have been filed with respect to some of these works, and further applications are expected to be filed in the near future.

     On June 21, 2000, we filed a patent application with the U.S. Patent and Trademark Office for technology that provides secure, centralized remote management and monitoring of networks using the Internet. This SRM2 TM system has enabled us to expand the use of its technology to Fortune 1000 organizations with multiple worldwide locations such as General Electric.

     Notwithstanding our efforts to protect our proprietary rights, existing trade secret, copyright, and trademark laws afford only limited protection. Despite our efforts to protect our proprietary rights and other intellectual property, unauthorized parties may attempt to copy aspects of our products, obtain and use information that we regard as proprietary or misappropriate our copyrights, trademarks, trade dress and similar proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate. In addition, our competitors might independently develop similar technology or duplicate our products or circumvent any patents or our other intellectual property rights.

     We do not intend to sell or transfer title of our products to our clients, though this structure may change as we expand our operations. We intend to license products pursuant to licensing and maintenance agreements for which extended payment terms may be offered. In the case of extended payment term agreements, the customer is contractually bound to equal monthly fixed payments. In the case of extended payment term agreements, maintenance may be bundled for the length of the payment term. Thereafter, in both instances, the customer may purchase maintenance annually.

     In connection with the acquisition of NNSI, we obtained Certificates of Public Convenience and Necessity, which enable NNSI to resell long distance services within the state obtained. NNSI is subject to regulation from the Public Utility Commissions in each specific state.

Manufacturing

     We currently use a hybrid manufacturing and assembly model to produce our internet security products. The enclosures for our WolfPac Security Platforms are manufactured by Florida Metal Stamping, Inc. ("FMS") of Largo, Florida. FMS is an ISO 9002 certified manufacturer, fabricator and assembler of enclosures for major electronic systems manufacturers. SED Corp. ("SED") of Tucker, Georgia supplies the motherboards and most other electronic components for our WolfPac Security Platforms. Electronic components and custom enclosure components for significant future builds will be outsourced to one or numerous manufacturers.

     While we have no long-term agreement with FMS or SED, we believe that alternative manufacturers and suppliers are available in the event we seek to change or expand upon manufacturers of our products since the components used for assembly are commoditized.

General Electric Agreement

     On June 29, 2000, General Electric Company ("GE") entered into a six year agreement with us for the master purchase, license and support services of NetWolves' security, remote monitoring and configuration management system. GE, after extensive due diligence in looking for the all-in-one small office solution for network management, interconnectivity and security, chose our products for deployment throughout their enterprise.

     The contract is for a term of six years and can be extended for four additional one-year periods unless prior notice of non-renewal is given by either party as defined in the agreement. The contract provides for us to receive a fee upon shipment of each unit, and an additional one-time configuration fee. Additionally, upon shipment of each unit, GE has the right to purchase from us support service and annual monitoring and management service on an annual basis ("Annual Services"). The Annual Services shall continue at the same rate per annum, at GE's discretion, provided that GE requests such services at any time during a subsequent year. GE is required to pay fees for Annual Services in full from the expiration date of the prior year period and revenue generated from the Annual Services is recognized over the service period.

     GE has commenced the process of using our products for interconnectivity of its worldwide offices. Our products enable GE's offices to interact with each other, utilizing NetWolves advanced firewall security. NetWolves believes that this agreement further validates our technology and innovations within the firewall and network security markets. Network security is one of the most formidable challenges facing Fortune 1000 companies, and with its new SRM2 TM system, NetWolves can offer the appropriate solutions.

     On September 26, 2002, we entered into a three year agreement with General Electric Consumer Finance, the consumer financing arm of the General Electric Company. The agreement covers the use of our internet security technology by General Electric Consumer Finance in all of its offices worldwide, encompassing 36 countries. The first rollouts of our products have been completed in Germany, are underway in Japan and are being scheduled for Australia.

NNSI Customers

     NNSI currently works with more than 400 customers, ranging from start-up organizations to large well-established corporations. Approximately 32% of the sales in our telecommunications segment were made to Swift Transportation during the nine months ended March 31, 2004 and the year ended June 30, 2003, and Swift continues to be the largest customer for these products. We expect that Swift will remain the major customer for our telecommunications products and represent a significant percentage of its revenues for the next six to twelve months. If we lose Swift as a customer, or if Swift substantially curtails the use of our services, our revenues will be adversely affected, efforts to expand the markets for these products may be impaired or delayed, and we may not achieve profitability.

Business Partners

     Our business partners include the following companies:

     --   Sprint
     --   MCI
     --   Broadwing Communications
     --   Bell South
     --   SBC Communications
     --   Qwest (subagent to Global Communications)
     --   Covad
     --   NCR


     A major portion of our revenues in fiscal 2003 were derived from resales by NNSI of telecommunications services. We depend on two major suppliers, Sprint and MCI, whom are both facilities based carriers owner/operators of the infrastructure and equipment from which the telecommunications services are derived for the telecommunications services NNSI provides to its customers. Although there are other sources of telecommunications services, other providers do not offer exactly the same types of services, coverage area or reliability of service. As a result, the loss of services from one or both of these suppliers could cause disruptions and delays to our customers, drain the resources of our personnel, cause a loss of customers or business volume, and substantially decrease our revenues.

Competition

     Current and potential competitors in our markets include, but are not limited to, the following, all of whom sell world-wide or have a presence in most of the major markets for such products: security appliance suppliers such as Watchguard Technologies, Inc., NetScreen Technologies, Inc., SonicWALL, Inc., enterprise firewall software vendors such as Check Point Software and Axent Technologies; network equipment manufacturers such as IBM, Cisco Systems, Lucent Technologies, Nortel Networks, 3COM and Nokia; computer or network component manufacturers such as Intel Corporation; operating system software vendors such as Microsoft Corporation, Novell, Inc. and Sun Microsystems, Inc; and carriers such as MCI, AT&T and Sprint. We expect competition to intensify as more companies enter the Internet security market and compete for market share. In addition, companies currently in the server market may continue to change product offerings in order to capture further market share. Many of these companies have substantially greater financial and marketing resources, research and development staffs, manufacturing and distribution facilities than us. There

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

can be no assurance that our current and potential competitors will not develop products that may or may not be perceived to be more effective or responsive to technological change than ours, or that current or future products will not be rendered obsolete by such developments. Furthermore, increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business operating results and financial condition.

     We believe that an important competitive factor in our technology business segment is the cost effective integration of many services in a single unit. In this regard, we believe that we compare favorably to our competitors in the markets we serve in price and overall cost of ownership, including administrative and maintenance costs. However, equally important are other factors, including but not limited to, product quality and scope of performance, product reliability, availability, upgradability, and technical service and support. Our ability to compete will depend upon, among other factors, our ability to anticipate industry trends, invest in product research and development, and effectively manage the introduction of new or upgraded products to our existing and future customers.

     In our telecommunications business segment, we compete at the Fortune 2000 level specifically focusing on companies with multiple locations with complex voice and data needs. Our primary advantage over our competition is that we are large enough to manage large, complex corporate networks, and yet small enough to stay agile or quick to change our solutions as the market and the customers needs change. Most organizations in our market space are facilities based having a large investment in technology with a high carrying cost. Since we are a non-facilities based provider, our overhead remains small and we can quickly change to meet changing technology.

Sales and Marketing

     Our marketing and sales strategy is to position ourselves as a leading IP network solutions provider. To accomplish this objective, we intend to enter into multi-national reseller agreements with system integrators, Internet Service Providers (ISP's), Competitive Local Exchange Carriers (CLEC's), and Incumbent Local Exchange Carriers (ILEC's),

     In addition, our direct sales force is focused on opening large and medium scale domestic and multi-national opportunities for firewalls; caching, hosting, and email servers, web access filtering systems, Intrusion Detection and anti-virus. Our NNSI subsidiary also actively solicits a broad range of communication carrier services (leased line and frame relay circuits, internet access, long distance, and other broadband circuits) from mid-market and large-scale prospects. Our direct and channel sales approach allows us to take advantage of the personal business contacts of our senior stockholders and executive management team while building channel sales potential in the large, medium and low end of the market.

     We also seek to enter into agreements and partnerships with providers of services, software and hardware products that enhance the functionality of our product lines. This functionality is geared to enhance our security system's functionality and advance our entry into markets that include education, finance, medical, legal, petroleum, government, travel, hotel, entertainment and auto industries. Agreements and/or partnerships currently exist with two organizations. The first is for a content filtering application called
"SmartFilter" from Secure Computing Corporation. Content filtering is an application that blocks employees' ability to view undesirable web addresses on the Internet.

     The second agreement is for global logistics services with NCR Corporation. The scope of these services include installation and on-site repair services worldwide.

     Additionally, the Company is considering agreements with companies that provide applications for Intrusive Detection and Protection and anti-virus detection and deletion.

     We intend to recruit sales representatives and sales engineering consultants in two North American regional areas; Eastern and Western United States, managed initially by our Director of Sales and Marketing and by two Regional Managers in the future. Field Sales Representatives are currently in place in New York, Tampa, Phoenix, and Minnetonka. They are supported by an in-house telemarketing organization based in Tampa, Florida and by customer support facilities based in Tampa and Minnetonka. Our sales engineers work closely with our field sales representatives and perform important pre and post-sales functions, including systems analysis, product demonstrations, pilot evaluation program configuration and implementation, and customizing solutions for various end user and value added reseller clients.

     We have implemented marketing initiatives to support sales and distribution of our products and services and to communicate and promote corporate initiatives and direction. Our sales and marketing management employees are responsible for our award winning web site, product white papers and sales collateral programs development, lead generation programs, customer support, systems analysis, systems evaluation and pilot programs, and market awareness of NetWolves and its products. Marketing programs include public relations, product seminars, industry conferences and trade shows, coop advertising, telemarketing and direct mail. Our marketing employees also contribute to both the product development direction and strategic planning processes by providing product/market research and conducting focused competitive product surveys.

     We have devoted our marketing and sales resources to attract competent and professional marketing and sales management personnel, define current and long range market needs, develop security products that exceed the defined market requirements, generate leads with multi-national business enterprises, establish pilot security product evaluations with Fortune 1000 organizations, and close sales after successful pilot evaluation programs.

Engineering and development

     The Internet and the computer hardware and software industry are characterized by rapid technological change, which requires ongoing development and maintenance of products. It is customary for modifications to be made to products as experience with their use grows or changes in manufacturer's hardware and software are required.

     Our engineering and development group is comprised of a core team of engineers who specialize in different areas of security and product development. NetWolves' team has experience in a variety of industries, including information security, designing networking protocols, building interfaces, designing databases, and computer telephony. Their expertise is used in the design of our core products and seeking enhanced functionality to meet future customer needs. As of March 31, 2004, our engineering and development group consists of 10 employees. We seek to recruit highly qualified employees and our ability to attract and retain such employees will be a principal factor in our success in achieving and maintaining a leading technological position.

     Engineering and development expenses were approximately $751,000, $1,596,000 and $1,703,000 exclusive of capitalized software development costs of approximately $0, $0 and $73,000 for the nine months ended March 31, 2004 and the years ended June 30, 2003 and 2002, respectively. We intend to increase our investment in product development and believe that our future product offerings will depend, in part, on our ability to develop, manufacture and market new products and enhancements to existing products on a cost-effective and timely basis.

Employees

     As of June 30, 2004, we employed approximately 71 full-time employees (4 of which are covered by employment agreements). Approximately 10 of these employees are involved in engineering and development, 24 in sales and marketing, 9 in finance and 28 in general administration and operations. In addition, we retained independent contractors on a consulting basis who support engineering and marketing functions. To date, we believe we have been successful in attracting and retaining skilled and motivated individuals. Our success will depend in large part upon our continued ability to attract and retain qualified employees. We have never experienced a work stoppage and our employees are not covered by a collective bargaining agreement. We believe that we have good relations with our employees.

Certain Transactions

     On July 10, 2002, we received advances from four individuals, one of whom is our CEO and another who is a director, aggregating $600,000. All amounts have since been repaid. These advances, which were used to acquire Norstan Network Services, were non-interest bearing, due on demand and had no scheduled repayment terms.

                  ADDITIONAL HISTORICAL FINANCIAL INFORMATION

                             NETWOLVES CORPORATION

                      INTRODUCTION TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL INFORMATION


On July 9, 2002, NetWolves purchased the assets of Norstan Network Services, Inc. ("NNSI") from Norstan, Inc. for $7.5 million, consisting of $3.75 million in cash and $3.75 million which was due one year from closing, evidenced by a non-interest bearing note.

The following unaudited pro forma condensed consolidated statements of operations for the years ended June 30, 2003 and 2002 gives pro forma effect to the completion of the acquisition of NNSI as if it has occurred at July 1, 2001.

NetWolves has a fiscal year end of June 30, 2002 while NNSI had a fiscal year end of April 30, 2002. The consolidated operations of NetWolves for the year ended June 30, 2002 have been combined with NNSI's operations for the year ended April 30, 2002. The consolidated operations of NetWolves for the year ended June 30, 2003 have been combined with NNSI's operations for the period from July 1, 2002 to July 9, 2002, the date of the acquisition.

The pro forma adjustments are based on estimates, available information and certain assumptions that management deems appropriate. The pro forma financial data do not purport to represent what our financial position or results of operations would actually have been if such transactions had occurred on those dates and are not necessarily representative of our financial position or results of operations for any future period. The pro forma financial statement should be read in conjunction with the financial statements and footnotes in the Company's reports filed with the SEC.

                              NETWOLVES CORPORATION
                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENT OF OPERATIONS
                            YEAR ENDED JUNE 30, 2002
                 (In Thousands, except share and per share data)

                                                                           Norstan
                                                                           Network
                                                       NetWolves          Services,
                                                      Corporation           Inc.         Adjustments              Pro Forma
                                                     -------------     -------------    ---------------          -------------
Sales                                                $         739     $      21,142    $       -               $       21,881
Cost of sales                                                  758            13,396            -                       14,154
                                                     -------------     -------------    ---------------          -------------
Gross profit from sales                                        (19)            7,746            -                        7,727
                                                     -------------     -------------    ---------------          -------------
Operating expenses
    General and administrative                               6,443             1,859                445    (a)           8,747
    Sales and marketing                                      2,501             1,736            -                        4,237
    Engineering and development                              1,703               -              -                        1,703
    Management fee - Norstan, Inc.                            -                1,974            -          (b)           1,974
                                                     -------------     -------------    ---------------          -------------
                                                            10,647             5,569                445                 16,661
                                                     -------------     -------------    ---------------          -------------
Income (loss) before other (income) expense                (10,665)            2,177               (445)                (8,934)

Other income (expense)
    Interest income                                            117               -              -                          117
    Minority interest                                            9               -              -                            9
    Interest expense                                           (38)             -                  (270)   (c)            (308)
                                                     -------------     -------------    ---------------          -------------
Income (loss) before income taxes                          (10,577)            2,177               (715)                (9,116)

    Income taxes                                              -                 (791)               791    (d)            -
                                                     -------------     -------------    ---------------          -------------
Income (loss) from continuing operations                   (10,577)            1,386                 76                 (9,115)

    Beneficial conversion on preferred stock                  -                 -                   (15)   (e)             (15)
    Dividends on preferred stock                              -                 -                  (230)   (e)            (230)
                                                     -------------     -------------    ---------------          -------------
Net income (loss) before discontinued operations
    available to common shareholders                 $     (10,577)    $       1,386    $          (169)         $      (9,361)
                                                     ==============    =============    ===============          ==============
    Basic and diluted net loss per share             $        (.90)                                              $        (.80)
                                                     ==============                                              ==============
    Weighted average common
      shares outstanding                                11,756,220                                                  11,756,220
                                                     ==============                                              ==============

See Notes to the unaudited pro forma condensed consolidated statements of operations.

                              NETWOLVES CORPORATION

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENT OF OPERATIONS
                            YEAR ENDED JUNE 30, 2003

                 (In Thousands, except share and per share data)

                                                                          Norstan
                                                                          Network
                                                       NetWolves         Services,
                                                      Corporation          Inc.           Adjustments              Pro Forma
                                                     -------------     -------------    ---------------          -------------
Sales                                                $      21,159     $         352    $         -              $      21,511
Cost of sales                                               14,036               237              -                     14,273
                                                     -------------     -------------    ---------------          -------------
Gross profit from sales                                      7,123               115              -                      7,238
                                                     -------------     -------------    ---------------          -------------
Operating expenses
    General and administrative                               8,847                30                 15    (a)           8,892
    Sales and marketing                                      3,252                21              -                      3,273
    Engineering and development                              1,596               -                -                      1,596
                                                     -------------     -------------    ---------------          -------------
                                                            13,695                51                 15                 13,761
                                                     -------------     -------------    ---------------          -------------
Income (loss) before other (income) expense                 (6,572)               64                (15)                (6,523)

Other income (expense)
    Interest income                                             13               -                -                         13
    Gain on extinguishment of debt                             716               -                -                        716
    Minority Interest                                           (3)              -                -                         (3)
    Realized loss on sale of marketable securities            (115)              -                -                       (115)
    Interest expense                                          (203)              -                   (6)   (c)            (209)
                                                     -------------     -------------    ---------------          -------------
Income (loss) before income taxes                           (6,164)               64                (21)                (6,121)

    Income taxes                                              (129)              -                -                       (129)
                                                     -------------     -------------    ---------------          -------------
Income (loss) from continuing operations                    (6,293)               64                (21)                (6,250)

    Beneficial conversion on preferred stock                  (139)              -                -                       (139)
    Dividends on preferred stock                              (453)              -                   (6)   (e)            (459)
                                                     -------------     -------------    ---------------          -------------
Net income (loss) before discontinued operations
    available to common shareholders                 $      (6,885)    $          64    $           (27)         $      (6,848)
                                                     =============     =============    ================         ==============
    Basic and diluted net loss per share             $       (0.53)                                              $       (0.53)
                                                     =============                                               ==============
    Weighted average common
      shares outstanding                                12,929,559                                                  12,929,559
                                                     =============                                               =============

     See Notes to the unaudited pro forma condensed consolidated statements of operations.

                             NETWOLVES CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

                       YEAR ENDED JUNE 30, 2003 AND 2002





(a) The adjustment reflects additional depreciation and amortization based on the fair value of the purchased finite intangibles, software and equipment. Depreciation is provided on the assets acquired over their estimated lives, ranging from 5 to 7 years, using the straight-line method.

(b) Norstan, Inc. provided certain corporate and administrative services to NNSI including executive management, human resources, information technology and professional services (accounting, auditing and legal), which was allocated to NNSI using a formula based upon revenue. The preexisting NNSI employees, with the exception of human resources and legal and auditing services will now provide a majority of these services. Although the Company believes that the management fee represented in unaudited pro forma condensed combined statement of operations will, in future periods, be substantially reduced, such estimates of future costs at this time are not factually supportable and therefore no adjustment of such costs has been presented herein.

(c) The adjustment reflects interest expense on the $3.75 million note payable, discounted at a rate of 7.5%.

(d) The adjustment reflects the elimination of income tax expense due to the expected utilization of NetWolves Corporation's net operating losses to be applied to NNSI's taxable income. (e) The adjustment reflects dividend expense and the beneficial conversion feature on the preferred stock issued to fund the cash paid for the acquisition.

                              SELLING SHAREHOLDERS


     The following table sets forth the ownership of the selling shareholders, the number of shares of common stock beneficially owned by each of the selling shareholders, and the number of shares which may be offered for resale pursuant to this prospectus. The information included below is based upon information provided by the selling shareholders. The number of shares set forth under "Number of Shares Owned Before Offering", represents the maximum number of shares of common stock that may be offered from time to time by the Selling Shareholders, and assumes the conversion or exchange of all convertible preferred shares and warrants into common stock. Because the selling shareholders may offer all, some or none of their shares, the "After Offering" column of the table assumes the sale of all of their shares covered by this Prospectus; however, we do not know that this will actually occur. None of the selling shareholders is an affiliate of a registered broker-dealer.

     The selling shareholders have each obtained the shares of common stock covered in this prospectus through private transactions. See "Recent Sales of Unregistered Securities" on page 17 and the "Description of Our Securities" on page 42. We agreed to register for resale the shares being offered by this prospectus by holders of our Serial Preferred Stock, under the terms of the stock purchase agreements executed in connection with these private transactions.

         Selling Shareholder                                       Number of Shares Owned
         -------------------                                       ----------------------
                                                          Before Offering                 After Offering
                                                          ---------------                 --------------

         Louis Solferino*                                        264,678                           0
         AIG, LLC* (1)                                            10,002                           0
         Andrea Bouts*                                            17,392                           0
         Anne M.  Esker*                                          86,739                           0
         Anthony G. and Ann H. Williams*                          86,739                           0
         Apodaca Investment Partners, LP* (1)                     19,459                           0
         Ardell Schelich*                                         70,080                           0
         Arrowhead Consulting Group, LLC* (2)                    869,877                           0
         Arthur Steinberg *                                       35,460                           0
         Ashish Kumar*                                            44,123                           0
         Asset Management Holdings Co.* (3)                      235,812                           0
         Beryl Zyskind*                                           14,160                           0
         Brandon Knicely*                                        118,278                           0
         Brendan McNamee*                                         86,579                           0
         Bruce McKee*                                             86,739                           0
         Bruce Rosen*                                             28,440                           0
         Bourne Capital, LLC *(4)                                349,518                           0
         Clay R. Querbes*                                         27,707                           0
         Dale Burns*                                              87,559                           0
         Darren Taube*                                            14,220                           0
         Dennis Gardemeyer*                                       86,219                           0
         Dennis W. and Chris M. Slavik*                           86,579                           0
         Donsky Holdings LTD * (5)                                22,082                           0
         Doug Friedman*                                           11,842                           0
         Eric Lichtenstein*                                       14,220                           0
         Francis A. Fiolek*                                       11,842                           0

                                       35

         Frank Slattery*                                         120,840                           0
         Fred Ledlow*                                             28,380                           0
         George A. VonderLinden*                                  55,734                           0
         Rock Crest Capital LLC* (6)                             106,800                           0
         H. John Greeniaus*                                      174,398                           0
         H. Ward Lay, His Separate Property *                     43,134                           0
         Honey Sue Elovitz*                                       11,842                           0
         James T. Pappas*                                         28,440                           0
         James W. Nolan*                                          19,319                           0
         Jeanette Friedman*                                       11,842                           0
         John and Katherine Smith*                                86,579                           0
         John E. Barber*                                          11,842                           0
         John Jay Gebhardt*                                       34,824                           0
         John Luongo*                                              8,269                           0
         John N. Sullivan*                                        43,294                           0
         Jonathan Segal*                                         172,461                           0
         Judson A. and Lydia M. Church*                           19,399                           0
         Julian Cohen*                                            28,200                           0
         Kenneth G. Futter*                                       44,123                           0
         Kirk A. Scoggins*                                       173,139                           0
         Larry D. Bouts*                                         173,979                           0
         Manu Gambhir*                                             7,080                           0
         Marc Jacobs*                                             19,499                           0
         Marc S. and Nancy Melamed*                                8,309                           0
         Marcel Kramer*                                           48,889                           0
         Mark & Fern Mazo*                                        32,280                           0
         Mark McCall*                                             64,320                           0
         Meredith Bouts*                                          17,392                           0
         Michael Alfano*                                          87,239                           0
         Michael Cheng*                                          120,840                           0
         MHJ Holdings Co. * (7)                                  181,137                           0
         Michael Kelly*                                           71,040                           0
         Myron Neugeboren*                                        42,660                           0
         OTA, LLC * (8)                                          155,807                           0
         Patrick J. McMahon*                                     129,872                           0
         Peter and Rosemary O'Gorman*                            173,499                           0
         Peter Rugg*                                             115,399                           0
         Philip Hempleman*                                       120,840                           0
         Pine Crest Holdings, Ltd * (9)                          118,462                           0
         Pipeline Venture *                                      120,840                           0
         Primarius Partners LP* (3)                              355,320                           0
         Primarius Focus LP* (3)                                 597,000                           0
         RBC Dain Rauscher Custodian
           f/b/o Dave Gertz IRA* (10)                            176,311                           0
         Richard and Carla Fels*                                 432,778                           0
         Richard Dickey*                                          26,227                           0
         Richard Molinsky*                                        58,060                           0
         Robert Steven Brown*                                     14,160                           0
         Rodd Friedman*                                          482,331                           0
         Rosen Capital LP Defined
               Contribution MPP Plan* (11)                        43,394                           0

                                     36

         Sandra Nace*                                              7,140                           0
         Shirley Rae Sullivan*                                    43,294                           0
         Stanley M. Salus*                                        87,339                           0
         Stephanie Bouts*                                         17,392                           0
         Stephen J. Furnary*                                      87,399                           0
         Steve & Diane Girvin*                                    25,380                           0
         STG Capital Fund, Ltd. *                                483,240                           0
         Tech Cycle Fund * (6)                                   106,500                           0
         The 2nd House Ltd. *                                     43,294                           0
         The Really Cool Group LED* (12)                         122,951                           0
         Thomas Pirelli*                                          99,480                           0
         Thomas Samph*                                            29,540                           0
         Triage Capital Management LP* (13)                      545,318                           0
         Triage Offshore Fund, Ltd. * (13)                       597,255                           0
         Wade Diebner*                                           120,840                           0
         Will Garwood*                                            43,020                           0
         William J. Ritger*                                      174,159                           0
         William J. Truxal*                                      218,752                           0
         Wry Ltd.* (11)                                          170,564                           0
         Yeh Mechanical Services* (14)                            35,460                           0
         Stephen J. Nicholas, MD*                                 51,735                           0
         Joe Lawler's Pro Shop*                                   14,160                           0
         Tomorrow's Technology Today Ltd.* (11)                  528,696                           0
         Olympic Holdings USA, Inc. *(15)                        118,248                           0
         Generation Capital Associates *(16)                     120,840                           0
         First Mirage Inc.*(17)                                  120,840                           0
         Valhalla Investment Partners L.P.* (18)                 156,450                           0
         Bellefonte Capital VFI, LLP *(19)                       139,335                           0
         Marketwise Trading, Inc. *(20)                           59,020                           0
         Helsinki Advisors LLC *(21)                             236,820                           0
         Jess S. Morgan & Co. *(22)                            1,364,604                           0
         Prana LLC* (23)                                          79,163                           0
         Matthew Schecter*                                        21,259                           0
         Clara Apodaca*                                           10,721                           0
         Eric Keillor*                                            21,319                           0
         Michael Fitzsimmons*                                     21,319                           0
         Mitch Weseley*                                           21,319                           0

* represents shares of common stock, and/or shares of common stock issuable upon conversion of serial preferred stock and/or exercise of warrants.

(1) Jerry C. Apodaca holds voting and investment control over the shares held by AIG, LLC and Apodaca Investment Partners, LP.

(2) James A. Frey, chief manager of Arrowhead Consulting Group LLC holds voting and investment control over the shares held by Arrowhead.

(3) Patrick Lin holds voting and investment control over the shares held by Asset Management Holding Co., Primarius Partners LP and Primarius Focus LP.

(4) Kevin Daly holds voting and investment control over the shares held by Bourne Capital, LLC.

                                       37

(5) Cal L. Donsky holds voting and investment control over the shares held by Donsky Holdings Ltd.

(6) Greg McCall holds voting and investment control over the shares held by Rock Crest Capital Partners LLC and Tech Cycle Fund.

(7) Michael H. Jordan holds voting and investment control over the shares held by MHJ Holdings Co.

(8) James Santori holds voting and investment control over the shares held by OTA, LLC.

(9) Patricia Cooke holds voting and investment control over the shares held by Pine Crest Holding Ltd. Ms. Cooke is Pine Crest's President.

(10) David Gertz holds voting and investment control over the shares held by RBC Dain Rauscher Custodian f/b/o David Gertz IRA.

(11) Bruce A. Rosen holds voting and investment control over the shares held by Rosen Capital LP Defined Contribution MPP Plan.

(12) Jonathan Segal holds voting and investment control over the shares held by The Really Cool Group LED, Tomorrows Technology Today Ltd. and Wry Ltd.

(13) Leon Frankel holds voting and investment control over the shares held by Triage Capital Management LP and Triage Offshore Fund, Ltd. Mr. Frenkel is a managing director of Triage Capital Management L.P.

(14) Tsong-Ming Yeh holds voting and investment control over the shares held by Yeh Mechanical Services.

(15) Brad Finefrock, President of Olympic Holdings USA Inc., holds voting and investment control over the shares held by Olympic.

(16) Frank E. Hart and David A. Rapaport hold shared voting and investment control over the shares held by Generation Capital Associates.

(17) David A. Rapaport and Fred A. Brasch hold shared voting and investment control over the shares held by First Mirage Inc.

(18) Neil V. Moody and Christopher D. Moody hold shared voting and investment control over the shares held by Valhalla Investment Partners L.P.

(19) David Crisanti, general manager of Bellefonte Capital VFI, LLP, holds voting and investment control over the shares held by Bellefonte Capital VFI, LLP

(20) Rachel Gershan, President of Marketwise Trading Inc., holds voting and investment control over the shares held by Marketwise Trading, Inc.

                                       38

(21) Tyson Halsey holds voting and investment control over the share held by Helsinki Advisors, LLC.

(22) Gary Levenstein holds voting and investment control over the shares held by Jess S. Morgan & Co.

(23) Rene Vallese holds voting and investment control over the shares held by Prana LLC.

                              PLAN OF DISTRIBUTION

     Our shares are traded on the Nasdaq SmallCap Market under the symbol WOLV. The selling shareholders and any of their assignees, pledgees, donees and other successors in interest may, from time to time, sell any or all of their shares on the Nasdaq SmallCap Market or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

-- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases;

-- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

--   privately negotiated transactions;

--   short sales;

-- broker-dealers may agree with the selling shareholders to sell a specified number of the shares at a stipulated price per share;

--   a combination of any of the methods of sale listed above; and

--   any other method permitted pursuant to applicable law.

     The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     In addition, the selling shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell shares short and deliver the shares to close out the short positions. The selling shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by the broker-dealers of the shares, and these shares may be resold thereafter pursuant to this prospectus.

     Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders, or, if a broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares offered hereby and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

        The selling shareholders may also transfer the shares under other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders and/or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both, which compensation as to a particular broker-dealer may be less than or in excess of customary com missions.

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        None of the selling shareholders are registered broker-dealers. Each of the selling shareholders has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. If any selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required pursuant to Rule 424(c) under the Securities Act, setting forth:

     --   the name of each of the participating broker-dealers;

     --   the number of shares involved;

     --   the price at which the shares were sold;

     -- the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

     -- a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     --   any other facts material to the transaction.

     We are required to pay all fees and expenses incident to the registration of the shares being offered by the selling shareholders pursuant to this prospectus. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     We have advised the selling shareholders that during the time they may be engaged in a distribution of the shares offered by this prospectus, they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With certain exceptions, Regulation M precludes any selling shareholders, any affiliated purchasers and any broker- dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with an at the market offering such as this offering. All of the foregoing may affect the marketability of the shares.

                         DESCRIPTION OF OUR SECURITIES

Capital Stock

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.0033 per share and 2,000,000 shares of Preferred Stock, par value $.0033 per share.

Common Stock

     General. We have 50,000,000 authorized shares of common stock. All of our shares of common stock outstanding will be validly issued, fully paid and non-assessable.

     Voting Rights. Each share of common stock entitles its holder to one vote, either in person or by proxy, at meetings of stockholders. Our board of directors will consist of three classes each of which serves for a term of three years. At each annual meeting of the stockholders, the directors in only one class will be elected. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than fifty percent (50%) of the issued and outstanding shares of common stock can elect all of our directors.

     Dividend Policy. All shares of common stock are entitled to participate ratably in dividends when and as declared by our board of directors out of the funds legally available for payment of dividends. Any dividends may be paid in cash, property or additional shares of common stock. We presently expect that any earnings will be used to develop our business and that no cash dividends on the shares of common stock will be declared in the foreseeable future. Payment of future cash dividends will be subject to the discretion of our board of directors and will depend upon, among other things

--   future earnings;
--   our operating and financial condition;
--   our capital requirements; and
--   general business conditions.

     Therefore, cash dividends on our common stock may not be paid in the future.

     Miscellaneous Rights and Provisions. Holders of common stock do not have:

--   preemptive or other subscription rights;
--   conversion rights;
--   redemption; or
--   sinking fund provisions.

     In the event of our liquidation or dissolution, whether voluntary or involuntary, each share of common stock is entitled to share ratably in any assets available for distribution to our holders of common stock after satisfaction of all liabilities, including payments to holders of our preferred stock.

Preferred Stock

     Of the 2,000,000 shares of Preferred Stock, 1,000,000 shares are designated as Series A Convertible Preferred Stock, par value $.0033 per share, 500,000 shares are designated as Series B Convertible Preferred Stock, par value $.0033 per share and 100,000 shares are designated as Series C Convertible Preferred Stock, par value $.0033 per share.

     Series A Convertible Preferred Stock

     (i) Face Amount: The face amount per share of the Series A Preferred Stock is $15.00.

     (ii) Dividends: Cumulative dividends on the Series A Preferred Stock will accrue at a rate of 8% per annum from the date of issuance until June 30, 2004 and thereafter at the rate of 12% per annum and will be payable annually in cash or in additional shares of the Series A Preferred Stock at our option. The total number of shares issuable as stock dividends will be determined by dividing the annual interest rate of the aggregate face amount of the then outstanding Series A Preferred Stock by the face amount per share thereof. Dividends on the Series A Preferred Stock will be paid in preference to any dividends paid to the holders of our common stock or any other series of our preferred stock made junior to the Series A Preferred Stock of any amounts paid such holders on the redemption, repurchase or retirement of any such other stock.

     (iii) Liquidation: (a) Upon any liquidation, dissolution or winding up of NetWolves, whether voluntary or involuntary, the holders of the shares of Series A Convertible Preferred Stock shall be entitled, before any distributions shall be made to the holders of the Common Stock, or any other class of our capital stock ranking junior to the Series A Convertible Preferred Stock, to be paid an amount (the "Series A Liquidation Amount") equal to greater of (i) twice the
Liquidation Preference per share (appropriately adjusted to reflect the occurrence of any stock split, stock dividend, stock combination, stock subdivision or like occurrences) or (ii) the aggregate pro rata liquidating distribution per share payable to holders of Series A Convertible Preferred Stock on an as-converted basis. Written notice of such liquidation, dissolution or winding up, stating a payment date, the Series A Liquidation Amount and the place where said sums shall be payable shall be given by mail, postage prepaid, not less than 30 or more than 60 days prior to the payment date stated therein, to the holders of record of the Series A Convertible Preferred Stock, such notice to be addressed to each shareholder at his post office address as shown by our records.

     (iv) Conversion Rights: Each share of the Series A Preferred Stock will be convertible at the time of the holders' option into shares of our common stock at a conversion price of $.80 per share, subject to anti-dilution adjustments, and will be automatically converted if the closing market price of the Series A Preferred Stock is three times the Conversion Price for 30 consecutive trading days and whereby the average daily trading volume during those 30 days is 100,000 or greater and provided there is an effective registration statement.

     (v) Voting Rights: Holders of Series A Preferred Stock will have voting rights on an as if converted basis and will vote as a single class with holders of our common stock with each share of Preferred Stock having ten votes per share.

     (vi) Sale of Shares at Prices below the Initial Conversion Price: If at any time or from time to time, subsequent to the Issuance Date we issue or sell, or are deemed to have issued or sold shares of our capital stock for consideration of a price of less than $1.00 per share, the Conversion Price shall be adjusted to be such lower price at which we issued or sold shares of our capital stock.

     For purposes of this paragraph, sales or issuances of our capital stock shall not include Excluded Stock or stock dividends, stock splits or reclassifications. Excluded Stock is defined as (a) our Series A and Series B Convertible Preferred Stock; (b) any common stock issued or to be issued (i) pursuant to the conversion of the Series A Convertible Preferred Stock (ii) pursuant to the exercise of any stock options or warrants currently outstanding or options or warrants issued after the date hereof having an exercise price equal to or greater than our current market price, as defined, or (iii) except as otherwise provided herein, upon the actual issuance of common stock or securities convertible into common stock at the time of exercise of any rights, options or warrants to purchase common stock or any securities convertible into common stock, as appropriate, or upon conversion or exchange of securities convertible into common stock; and (c) in addition to (a) and (b) hereof, an aggregate of 4,000,000 shares of common stock to be issued on or after January 1, 2003 at less than the conversion price, as defined for Series A and Series B Convertible Preferred Stock either directly or on the conversion of any convertible securities issued after the date hereof.

     Series B Convertible Preferred Stock

     (i) Face Amount: The face amount per share of the Series B Preferred Stock is $16.00.

     (ii) Dividends: Cumulative dividends on the Series B Preferred Stock will accrue at a rate of 8% per annum from the date of issuance until January 31, 2005 and thereafter at the rate of 12% per annum and will be payable annually in cash or in additional shares of the Series B Preferred Stock at our option. The total number of shares issuable as stock dividends will be determined by dividing the annual interest rate of the aggregate face amount of the then outstanding Series B Preferred Stock by the face amount per share thereof. Dividends on the Series B Preferred Stock will be paid in preference to any dividends paid to the holders of our common stock or any other series of our preferred stock made junior to the Series B Preferred Stock of any amounts paid such holders on the redemption, repurchase or retirement of any such other stock.

     (iii) Liquidation: (a) Upon any liquidation, dissolution or winding up of NetWolves, whether voluntary or involuntary, the holders of the shares of Series B Convertible Preferred Stock shall be entitled, before any distributions shall be made to the holders of the Common Stock, or any other class of our capital stock ranking junior to the Series B Convertible Preferred Stock, to be paid an amount (the "Series B Liquidation Amount") equal to greater of (i) twice the
Liquidation Preference per share (appropriately adjusted to reflect the occurrence of any stock split, stock dividend, stock combination, stock subdivision or like occurrences) or (ii) the aggregate pro rata liquidating distribution per share payable to holders of Series B Convertible Preferred Stock on an as-converted basis. Written notice of such liquidation, dissolution or winding up, stating a payment date, the Series B Liquidation Amount and the place where said sums shall be payable shall be given by mail, postage prepaid, not less than 30 or more than 60 days prior to the payment date stated therein, to the holders of record of the Series B Convertible Preferred Stock, such notice to be addressed to each shareholder at his post office address as shown by our records.

     (iv) Conversion Rights: Each share of the Series B Preferred Stock will be convertible at the time of the holders' option into shares of our common stock at a conversion price of $.80 per share, subject to anti-dilution adjustments, and will be automatically converted into 16 shares thereof if the closing market price of the Series B Preferred Stock is three times the Conversion Price for 30 consecutive trading days and whereby the average daily trading volume during those 30 days is 100,000 or greater and provided there is an effective registration statement.

     (v) Voting Rights: Holders of Series B Preferred Stock will have voting rights on an as if converted basis and will vote as a single class with holders of our common stock with each share of Preferred Stock having ten votes per share.

     (vi) Sale of Shares at Prices below the Initial Conversion Price: If at any time or from time to time, subsequent to the Issuance Date we issue or sell, or are deemed to have issued or sold shares of our capital stock for consideration of a price of less than $1.00 per share, the Conversion Price shall be adjusted to be such lower price at which we issued or sold shares of our capital stock. For purposes of this paragraph, sales or issuances of our capital stock shall not include Excluded Stock or stock dividends, stock splits or reclassifications.


     Series C Convertible Preferred Stock

     (i) Face Amount: The face amount per share of the Series C Preferred Stock is $60.00.

     (ii) Dividends: Cumulative dividends on the Series C Preferred Stock will accrue at a rate of 7% per annum from the date of issuance through April 30, 2005 and thereafter 9% and will be payable annually in additional shares of the Series C Preferred Stock. The total number of shares issuable as stock dividends will be determined by dividing 7% or 9%, whichever is applicable, of the aggregate face amount of the then outstanding Series C Preferred Stock by the face amount per share thereof. Dividends on the Series C Preferred Stock will be paid in preference to any dividends paid to the holders of the Company's common stock or any other series of the Company's preferred stock made junior to the Series C Preferred Stock of any amounts paid such holders on the redemption, repurchase or retirement of any such other stock.

     (iii) Liquidation: On any liquidation, dissolution or winding up of the Company, the holders of the Series C Preferred Stock will receive payment of the aggregate face amount thereof, plus all accrued and unpaid dividends before any payments or distributions are paid or provided for the Company's common stock or any other series of the Company's preferred stock made junior to the Series C Preferred Stock. The Series C Preferred Stock is pari passu to the holders of Series A and Series B Preferred Stock for purposes of dividends and liquidation.

     (iv) Conversion Rights: Each share of the Series C Preferred Stock will be convertible at the time of the holders' option into 60 shares of the common stock (an exercise price of $1.00 per share, the "Conversion Price"), subject to anti-dilution adjustments, and will be automatically converted into 60 shares thereof if the closing market price of the Series C

     Preferred Stock is three times the Conversion Price for 30 consecutive trading days and whereby the average daily trading volume during those 30 days is 100,000 or greater and provided there is an effective registration statement.

     (v) Voting Rights: Holders of Series C Preferred Stock will have voting rights on an as if converted basis and will vote as a single class with holders of the Company's common stock. Each share of Series C Preferred Stock shall have 15 votes per share.

     (vi) Sale of Shares at Prices below the Initial Conversion Price: If at any time or from time to time, subsequent to the Issuance Date we issue or sell, or are deemed to have issued or sold shares of our capital stock for consideration of a price of less than $1.00 per share, the Conversion Price shall be adjusted to be such lower price at which we issued or sold shares of our capital stock. For purposes of this paragraph, sales or issuances of our capital stock shall not include Excluded Stock or stock dividends, stock splits or reclassifications.

                                  LEGAL MATTERS


     The validity of the issuance of the common stock offered hereby will be passed upon for us by the law firm of Beckman, Lieberman & Barandes, LLP, in New York, New York.

                                     EXPERTS

     The consolidated financial statements and Schedule II of Netwolves Corporation at June 30, 2003 and 2002, and for the years then ended, appearing in Netwolves Corporation's Annual Report (Form 10- K) for the year ended June 30, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The  consolidated   financial  statements  and  Schedule  II  of  Netwolves
Corporation at June 30, 2001, and for the year then ended, appearing in Netwolves Corporation's Annual Report (Form 10-K) for the year ended June 30, 2003, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     After reasonable efforts, we have been unable to obtain the consent of Arthur Andersen, LLP ("Andersen") to the incorporation by reference in the registration statement of which this prospectus is a part of Andersen's reports of its audit of our financial statements at June 30, 2001 and for the year then ended. Under these circumstances, under Rule 437(a) under the Securities Act of 1933 (the "Act") we may file the registration statement without Andersen's consent. In the absence of Andersen's consent, persons acquiring shares of our common stock pursuant to this prospectus will be unable of assert a claim against Andersen under Section 11(a) of the Act in the event of any untrue statement of material fact or any material omission in the financial statements audited by Andersen.

     The financial statements of NNSI at April 30, 2002 and 2001 and for the years then ended, which are incorporated herein and in the registration statement of which this prospectus is a part, have been audited by Marcum & Kliegman LLP, independent registered public accounting firm, as set forth in their report thereon also incorporated by reference, and are included in reliance upon such reports given on the authority of such firm as an expert in accounting and auditing.

     The fair value of certain intangible assets and goodwill pertaining to the acquisition of NNSI by NetWolves Corporation as of July 9, 2002 was determined by Adams Capital Inc., on the authority of such firm as an expert in valuation.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public on the SEC's Website at "http://www.sec.gov."

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information about us and the shares, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement. Each statement as to the contents of such contract or document is qualified in all respects by such reference. You may obtain a copy of the registration statement, or any of our other filings with the SEC, from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference are:

     --   Our report on Form 10-Q for the three months ended September 30, 2002;
     --   Our report on Form 10-Q for the six months ended December 31, 2002;
     --   Our report on Form 10-Q for the nine months ended March 31, 2003;
     --   Our  annual  report on Form 10-K for our  fiscal  year  ended June 30,
          2003;
     -- Our annual report on Form 10-K/A for our fiscal year ended June 30, 2003, filed October 28, 2003; and
     -- Our annual report on Form 10-K/A/2 for our fiscal year ended June 30, 2003, filed November 7, 2003.
     --   Our report on Form 10-QSB for the three  months  ended  September  30,
          2003;
     --   Our report on Form 10-QSB for the six months ended December 31, 2003;
     --   Our report on Form 10-QSB for the nine months ended March 31, 2004;
     --   Our report on Form 8-K dated  July 9, 2002,  July 9, 2002 and July 16,
          2002;
     --   Our report on Form 8-K/A dated July 9, 2002;
     --   Our report on Form 8-K dated January 8, 2003;
     --   Our report on Form 8-K dated March 25, 2003;
     --   Our report on Form 8-K dated September 15, 2003;
     --   Our report on Form 8-K dated November 18, 2003;
     --   Our report on Form 8-K dated February 19, 2004; and
     --   Our report on Form 8-K dated May 17, 2004.

You may request a copy of these filings at no cost, by writing or telephoning our secretary at the following address:

                        NetWolves Corporation
                        4002 Eisenhower Boulevard
                        Suite 101
                        Tampa, Florida  33634
                        (813) 286-8644

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution


SEC Registration Fee..................................$   1,918
Accounting Fees and Expenses..........................    7,500
Legal Fees and Expenses...............................    7,500
Miscellaneous                                             8,082
                                                      ---------
Total                                                 $  25,000

Item 15.  Indemnification of Directors and Officers

     Under provisions of the By-Laws of the Company, each person who is or was a director or officer of the Company may be indemnified by the Company to the full extent permitted or authorized by the Business Corporation Law of New York.

     Under such law, to the extent that such person is successful on the merits of defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of the Company, he shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action.

     If unsuccessful in defense of a third-party civil suit or if a criminal suit is settled, such a person may be indemnified under such law against both
(1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

     If unsuccessful in defense of a suit brought by or in the right of the Company, or if such suit is settled, such a person may be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company except that if such a person is adjudged to be liable in such suit for negligence or misconduct in the performance of his duty to the Company, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnity for such expenses.

     The Company and its officers and directors are covered by officers and directors liability insurance. The policy coverage is $5,000,000, which includes reimbursement for costs and fees. There is a maximum deductible under the policy of $3,000 for each claim. The Company has entered into Indemnification Agreements with certain of its officers and directors. The Agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a Proceeding, as defined, including amounts paid in settlement by or on behalf of an Indemnitee.

Item 16.   Exhibits


3.1  Certificate of Incorporation, as amended.**
4.1 Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3, File No. 333-46689)
     **
4.2  Form of Warrant**
5    Opinion of Beckman, Lieberman & Barandes, LLP ***
10.1 Agreement of Lease between Registrant and Fortunato Development, Inc dated April 18, 2000.**
10.2 Office Lease Agreement between Registrant and BSRT Fountain Square L.L.C. dated September 29, 2000.**
10.3 Financial Statements for the fiscal year ended June 30, 2002, including report of Eisner LLP.**
10.4 Employment Agreement between NetWolves Corporation and Walter M. Groteke dated October 1, 2000 (Incorporated by reference to Exhibit 10.2 of Form 10-K for the year ended June 30, 2001).**
10.5 Employment Agreement between NetWolves Corporation and Peter C. Castle dated October 1, 2000 (Incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended March 31, 2001).**
10.6 Employment Agreement between NetWolves Corporation and Walter R. Groteke dated October 1, 2000 (Incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2001).**
10.7 Form of Promissory Note dated July 9, 2002 from NetWolves Acquisition, Inc. to Norstan, Inc.**
23.1 Consent of Ernst & Young LLP
23.2 Consent of Arthur Andersen, LLP *
23.4 Consent of Beckman, Lieberman & Barandes, LLP (included in Exhibit 5 hereof)***
23.5 Consent of Marcum & Kliegman, LLP
23.6 Consent of Adams Capital Inc. **
24   Powers of Attorney (included in the signature pages hereof)

     --------
     * Pursuant to Rule 437a promulgated under the Securities Act of 1933, as amended, no consent is filed herewith.

     ** Previously filed as an exhibit to Amendment No. 1 to Registration Statement on Form S-3/A File No. 333-100734.

     *** Previously filed as an exhibit to Registration Statement on Form S-3, File No. 333-116119.


Item 17.        Undertakings

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(l)(i) and (a)(l)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
          Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), each filing of the Registrant's annual report pursuant to Section 13 (a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report to security holders that is specifically incorporated by reference in the prospectus and to provide such interim financial information.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tampa, Florida on the 9th day of July, 2004.

                NETWOLVES CORPORATION

                By: /s/ Walter M. Groteke
                        Walter M. Groteke
                        Chairman of the Board, President and
                        Chief Executive Officer



     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration statement has been signed below on July 9, 2004 by the following persons in the capacities indicated:

        Signature               Title

/s/ Walter M. Groteke
Walter M. Groteke       Chairman of the Board, President and
                        Chief Executive Officer

*Walter R. Groteke
Walter R. Groteke       Executive Vice President and Director

/s/ Peter C. Castle
Peter C. Castle         Secretary and Treasurer
                        (Principal Financial Officer and Principal
                        Accounting Officer)
*Carlos Campbell
Carlos Campbell         Director

*Myron Levy
Myron Levy              Director

*Fassil Gabremariam
Fassil Gabremariam      Director

/s/ Walter M. Groteke
*Walter M. Groteke
Attorney-in-Fact